NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
2017 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF
SILVER STANDARD RESOURCES INC.
TO BE HELD ON
THURSDAY, MAY 4, 2017

March 22, 2017

NOTICE OF 2017 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When
Thursday, May 4, 2017, at 2:00 p.m. (Vancouver time)
Where
Hyatt Regency Vancouver
655 Burrard Street
Georgia B Ballroom
Plaza Level, 2nd Floor
Vancouver, British Columbia V6C 2R7
What
We will cover the following items of business:

1.	Receive the audited financial statements of the Company for the year ended December 31, 2016 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.
Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular (the “Circular”);

6.
Consider and, if deemed advisable, approve, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule “A” to the Circular, approving the Company’s 2017 share compensation plan, as more particularly described and set forth in the Circular;

7.
Consider and, if deemed advisable, approve, with or without variation, a special resolution, the full text of which is set forth in Schedule “B” to the Circular, to change the name of the Company from Silver Standard Resources Inc. to “SSR Mining Inc.” or such other name that the Board of Directors deems appropriate; and

8.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

ii

Board’s Recommendations
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Your Vote is Important
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2016 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about March 27, 2017 we will mail to Shareholders of record as of the close of business on March 20, 2017 a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
DATED at Vancouver, British Columbia, this 22nd day of March, 2017.
BY ORDER OF THE BOARD
(signed) “Kelly Stark-Anderson”
Kelly Stark-Anderson
Vice President, Legal and
Corporate Secretary

iii

2017 MANAGEMENT INFORMATION CIRCULAR

2017 MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Circular”) has been prepared to provide information to shareholders of Silver Standard Resources Inc. (“Silver Standard” or the “Company”) as of the close of business on March 20, 2017, the “record date” for the 2017 annual and special meeting of shareholders to be held on Thursday, May 4, 2017 (the “Meeting”).
All information in the Circular is as at March 22, 2017 unless otherwise noted. All dollar amounts in the Circular are expressed in United States dollars, and Canadian dollars are referred to as “C$”.

GENERAL PROXY INFORMATION
Solicitation of Proxies
The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held at Hyatt Regency Vancouver, 655 Burrard Street, Georgia B Ballroom, Plaza Level, 2nd Floor, Vancouver, British Columbia on May 4, 2017 at 2:00 p.m. (Vancouver time), for the purposes set out in the accompanying Notice of Meeting.
We will solicit proxies for the Meeting primarily by mail; however, directors, officers and employees of Silver Standard may also solicit proxies by telephone, electronic transmission or in person in respect of the Meeting. The solicitation of proxies for the Meeting is being made by or on behalf of management of Silver Standard and Silver Standard will bear the cost in respect of the solicitation of proxies for the Meeting. In addition, we may reimburse brokers and nominees for reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of common shares of Silver Standard (the “Common Shares”).
Receiving Documents
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, Circular, the proxy form/voting instruction form (“VIF” and, together with the Notice of Meeting and Circular, collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2016 (the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about March 27, 2017 we will mail to Shareholders of record as of the close of business on March 20, 2017 a notice (the “N&A card”) containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials, or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials, or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.
Copies of the Meeting Materials and the Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/agm.cfm. You may request a paper copy of the Meeting Materials and the Financial Information by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

Registered and Beneficial Shareholders
The N&A card and VIF are being sent to both registered and beneficial Shareholders.
As a Shareholder, you may request printed copies of our annual and interim financial statements and management’s discussion and analysis by checking the appropriate box on the enclosed VIF.
VOTING
Who Can Vote
You are entitled to receive notice of and vote at the Meeting if you held our Common Shares as of the close of business on March 20, 2017, the record date.
Each Common Share that you own entitles you to one vote on each item of business at the Meeting.
How to Vote
You can vote by proxy or you can attend the Meeting and vote your Common Shares in person. There are different ways to submit your voting instructions, depending on whether you are a registered or beneficial Shareholder.
Only registered Shareholders or proxy holders are allowed to make motions or vote at the Meeting.
Registered Shareholders
You are a registered Shareholder if you have a share certificate registered in your name.

(a)	Voting by Proxy
Mr. Peter Tomsett, Chair of the Board of Directors of the Company (the “Board”), or failing him, Mr. Paul Benson, President and Chief Executive Officer, have agreed to act as the Silver Standard proxy holders. You can appoint someone other than the Silver Standard proxy holders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxy holder, print the name of the person you want in the space provided. This person does not need to be a Shareholder.
On any ballot, your proxy holder must vote your Common Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Common Shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.
If you appoint the Silver Standard proxy holders but do not tell them how to vote your Common Shares, your Common Shares will be voted:

•	For the fixing the number of directors at seven;

•	For the nominated directors listed on the proxy form and in the Circular;

•	For re-appointing PricewaterhouseCoopers LLP (“PwC”) as the independent auditor and authorizing the Board to fix the auditor’s remuneration;

•	For the Company’s approach to executive compensation;

•	For the approval of the Company’s 2017 share compensation plan; and

•	For the approval of a special resolution to change the name of the Company from Silver Standard Resources Inc. to “SSR Mining Inc.” or such other name as the Board deems appropriate.
This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Silver Standard proxy holders will vote according to management’s recommendation.
If you appoint someone other than the Silver Standard proxy holders to be your proxy holder, that person must attend and vote at the Meeting for your vote to be counted.
A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.
If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”) at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on May 2, 2017, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.

(b)	Attending the Meeting and Voting in Person
Do not complete the proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.
Beneficial Shareholders
You are a beneficial Shareholder if your Common Shares are registered in the name of:

•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Common Shares in a nominee account; or

•	a clearing agency like Canadian Depository for Securities Limited (CDS).

We must send the N&A card with the VIF to your intermediary so they or their service company (typically, Broadridge Financial Solutions, Inc.) can forward them to you, unless you have indicated that you do not wish to receive certain proxy-related materials. The package should include a VIF for you to complete with your voting instructions. Your intermediary is responsible for properly executing your voting instructions. A VIF cannot be used to vote at the Meeting.

(a)	Voting Using the Voting Instruction Form
Sign and date the VIF that your intermediary sends to you and follow the instructions for returning the form. You may also vote online or by phone by simply following the instructions on your VIF.

(b)	Attending the Meeting and Voting in Person
Although as a beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your intermediary, you may attend the Meeting as proxy holder for your intermediary and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxy holder for your intermediary, you should enter your own name in the blank space on the VIF provided to you and return the form in accordance with the instructions provided therein, well in advance of the Meeting. If your VIF does not provide a blank space to write a name in, you can request from your intermediary a proxy form which grants you the right to attend the Meeting and vote in person. When you arrive at the Meeting, make sure you register with a representative of Computershare so that your voting instructions can be counted at the Meeting.
Additionally, there are two kinds of beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.
We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares.
Changing Your Vote
Registered Shareholders
Registered Shareholders may revoke their proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.
If you represent a registered Shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.
We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

•
our registered office at: Silver Standard Resources Inc., Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia Canada V7X 1G4, Attention: Corporate Secretary; or

•
our transfer agent: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States.

You can also give your written notice to the Chair of the Meeting on the day of the Meeting.
If you have sent in your completed proxy form and then decide you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.
Beneficial Shareholders
Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.
Processing the Votes
Our transfer agent is Computershare. Computershare will act as scrutineer at the Meeting and is responsible for counting the votes. You can contact Computershare at: 1-800-564-6253, 510 Burrard Street, 3rd Floor, Vancouver, B.C., V6C 3B9.
We file our voting results on SEDAR (www.sedar.com) and will issue a press release with the voting results after the Meeting. The press release will also be available on SEDAR, on EDGAR (www.sec.gov/edgar.shtml) and on our website (www.silverstandard.com).
Additional Information
Additional information relating to the Company is available on the SEDAR website at www.sedar.com.
You can find financial information relating to the Company in our consolidated financial statements, management’s discussion & analysis and Annual Information Form (or Annual Report on Form 40-F) for the most recently completed financial year. These documents are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

ABOUT THE MEETING
Time, Date and Place
The Meeting will be held at 2:00 p.m. (Vancouver time) on May 4, 2017 at Hyatt Regency Vancouver, 655 Burrard Street, Georgia B Ballroom, Plaza Level, 2nd Floor, Vancouver, British Columbia as set out in the Notice of Meeting.
Items of Business
We will cover the following items of business at the Meeting:

1.	Receive the audited consolidated financial statements of the Company for the year ended December 31, 2016 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PwC as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the Circular;

6.
Consider and, if deemed advisable, approve, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule “A” to the Circular (the “Share Compensation Plan Resolution”), approving the Company’s 2017 share compensation plan, as more particularly described and set forth in the Circular;

7.
Consider and, if deemed advisable, approve, with or without variation, a special resolution, the full text of which is set forth in Schedule “B” to the Circular (the “Name Change Resolution”), to change the name of the Company from Silver Standard Resources Inc. to “SSR Mining Inc.” or such other name that the Board deems appropriate; and

8.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

1.	Receive our financial statements and the auditor’s report
Our audited consolidated financial statements for the year ended December 31, 2016, and the auditor’s report, are available on our website (www.silverstandard.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml). A representative of PricewaterhouseCoopers LLP, the independent auditor for 2016, will be at the Meeting to answer your questions.

2.	Set the number of directors
It is proposed to set the number of directors for the following year at seven.

3.	Elect directors
The Board has nominated seven directors for election at the Meeting. The seven nominees are:
A.E. Michael Anglin
Paul Benson
Brian R. Booth
Gustavo A. Herrero
Beverlee F. Park
Richard D. Paterson
Steven P. Reid
Each of the nominees is well-qualified to serve on the Board and has expressed willingness to do so. Directors will be elected for a one-year term, which will expire at the 2018 annual meeting of Shareholders.

4.	Appoint the Company’s independent auditor and authorize the Board to set the auditor’s pay
The Board, on the recommendation of the Audit Committee, is recommending that PwC be reappointed as the independent auditor to serve until the 2018 annual meeting of Shareholders. PwC has been our auditor since 1998.
You will also be asked to authorize the Board to set the auditor’s pay for 2017.

5.	Advisory Vote on Executive Compensation
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board has determined to provide Shareholders with an annual non-binding “Say on Pay” advisory vote.

6.	Approval of the Company’s 2017 Share Compensation Plan
The Board is recommending that Shareholders approve an ordinary resolution to replace each of the Company’s current stock option plan (the “Stock Option Plan”), restricted share unit plan (the “RSU Plan”) and performance share unit plan (the “PSU Plan”) (collectively, the “Prior Plans”) with a new share compensation plan (the “Share Compensation Plan”) for the award of stock options (“Options”), restricted share units (“RSUs”) and performance share units (“PSUs”) to Eligible Persons. The Share Compensation Plan will allow for settlement of all awards with Common Shares issued from treasury, which provides an opportunity for Eligible Persons to maintain share ownership for longer periods, and provides consistent provisions across all three types of share-based award.
The complete text of the Share Compensation Plan Resolution is set forth in Schedule “A” to the Circular. Reference should be made to the description of the Share Compensation Plan set out in the Circular, and the full text of the Share Compensation Plan, which is attached as Schedule “C” to the Circular.
All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the Share Compensation Plan.

7.	Approval of the Name Change Resolution
The Board is recommending that Shareholders approve a special resolution to change the name of the Company to “SSR Mining Inc.” or such other name as the Board deems appropriate (the “Name Change”). The reason for the Name Change is to better reflect the Company's current operations.
The complete text of the Name Change Resolution is set forth in Schedule “B” to the Circular.

8.	Other business
We will consider other matters that properly come before the Meeting. As of the date of the Circular, we are not aware of any other items to be considered at the Meeting.
Quorum and Approval
We need a quorum of Shareholders to transact business. A quorum is two persons who are, or who represent by proxy, Shareholders who, in total, hold at least 33⅓% of the issued Common Shares entitled to vote at the Meeting.
We require a simple majority (50% plus 1) of the votes cast at the Meeting by Shareholders to approve all items of business at the Meeting, except for the Name Change. In order for the Name Change to be completed, the Name Change Resolution must be approved by at least two-thirds of the votes cast at the Meeting by Shareholders, present in person or by proxy.
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Interest of Certain Persons in Matters to be Acted Upon
None of the following has a direct or indirect material interest, through beneficial ownership of securities or otherwise, in any item of business, other than the election of the directors or the appointment of the auditor:

•	our directors or officers, or any person who has held a similar position since January 1, 2016;

•	the nominees for director; or

•	any of their associates or affiliates.
Shares Outstanding and Principal Holders
Our authorized capital consists of an unlimited number of Common Shares without par value. We had a total of 119,435,842 Common Shares issued and outstanding at the close of business on March 20, 2017. We have no other classes of voting securities and we do not have any restricted securities.
Silver Standard is listed on two stock exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol SSO; and

•	Nasdaq Global Market (“Nasdaq”) under the symbol SSRI.

The following Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of our outstanding Common Shares on the record date, according to the most recent early warning reports filed on SEDAR:

•	Van Eck Associates Corporation owns 22,103,079 Common Shares (18.51%).
We are not aware of any other Shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding Common Shares.
Interests of Informed Persons in Material Transactions
We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2016 or any proposed transaction, either of which will have a material effect on us or any of our subsidiaries.
An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its Common Shares and for so long as it holds any of its Common Shares.
DIRECTORS
Number of Directors
Our Board presently consists of eight directors and, due to the resignation of Mr. Tomsett from the Board at the conclusion of the Meeting, it is proposed to fix the number of directors for the following year at seven. The management proxy holders will vote for fixing the number of directors at seven, unless instructed otherwise.
Election of Directors
The Board has nominated seven individuals to stand for election as directors. All nominees are currently directors of the Company. Each elected director will serve for a one-year term which will expire at the 2018 annual meeting of Shareholders or until a successor is elected or appointed or if he or she otherwise ceases to be a director in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.
The Chair of the Board is independent and our committees are made up entirely of independent directors. All of the nominated directors are independent other than Mr. Paul Benson, who is the President and Chief Executive Officer of the Company.
The management proxy holders will vote for the election of the seven director nominees, unless instructed otherwise.

Majority Voting for Directors
Pursuant to the Board’s charter, each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at a contested meeting. If a director is not elected by at least a majority, such director must immediately tender his or her resignation to the Board. The Board will determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board will accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders his or her resignation pursuant to this provision will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.
Diversity
Our Corporate Governance and Nominating Committee (the “CGN Committee”) has responsibility for recommending to the Board the nominees for election as directors at the annual Shareholders’ meeting. As part of this process, the CGN Committee annually assesses the Board skills and experience necessary to provide effective oversight for the achievement by management of the Company’s strategic objectives.
In discharging its nominating duties, the CGN Committee recognizes that consideration of diversity along with, but not paramount to, consideration of the necessary competencies and skills required to achieve strategic objectives will enhance the quality of the Board’s performance. Although the Board has not approved a target for gender diversity, the CGN Committee’s charter explicitly states that it will consider diversity on the Board from a broad perspective, including diversity of experience, skill, education, gender, age, length of service and national origin in the nominating process.
Gender diversity was a particular focus for the CGN Committee in the most recent director search process, along with the need to recruit a director with financial skills and operational experience. This search resulted in the appointment of Ms. Beverlee Park to the Board. The Company also recognizes the need to promote gender diversity within the executive team, and the seven member executive team includes Ms. Kelly Stark-Anderson as Vice President, Legal and Corporate Secretary and Ms. Nadine Block as Vice President, Human Resources.
The CGN Committee has determined that the each of the director nominees possess the competencies set out in the table below which are necessary for the Board to effectively fulfill its oversight responsibilities:

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid
Strategic Leadership and Risk Management – Experience driving strategic direction and growth of an organization and assessment and management of risk	✓	✓	✓	✓	✓	✓	✓
International – Experience working in one or more international jurisdictions	✓	✓	✓	✓		✓	✓
Corporate Finance – Experience in corporate lending/borrowing and public markets transactions		✓	✓	✓	✓	✓

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Gustavo Herrero	Beverlee Park	Richard Paterson	Steven Reid
Operations and General Management – Production, exploration and/or development experience with a leading mining or resource company; senior level general management/CEO experience in a major mining or industrial company
	✓	✓	✓	✓	✓		✓
Industry Knowledge – Exploration, development or operating knowledge or experience in the mining industry	✓	✓	✓				✓
Human Resources – Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions – Experience in significant mergers and acquisitions and/or investment banking	✓	✓	✓	✓	✓	✓	✓
Financial Literacy – Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP, and/or IFRS)	✓	✓	✓	✓	✓	✓	✓
Information Technology – Experience in information technology with major implementations of management systems	✓		✓		✓	✓	✓
Safety, Health, Environment and Community Relations – Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators
	✓	✓	✓	✓	✓	✓	✓
Government Relations – Experience in, or strong understanding of, the workings of government and public policy in the jurisdictions in which the Company operates	✓	✓	✓	✓
Governance/Board – Experience as a board member of a major organization	✓	✓	✓	✓	✓	✓	✓
Term Limits and Retirement Policy
There are no term limits for directors and the Board has not approved a retirement policy for directors at this time. The Board believes its evaluation and director nominating processes are robust and ensure the appropriate Board renewal to support achievement of the Company’s strategy without sacrificing the experience of contributing directors. The average board tenure for our directors is 4.9 years and our longest serving director is Mr. Tomsett who was appointed as a director in November 2006 and will be resigning from the Board at the conclusion of the Meeting.

Information about Director Nominees
The following charts provide information on the seven director nominees. Included in these charts is: (a) information relating to the nominees’ province or state and country of residence; (b) the period or periods during which each has served as a director; (c) their membership on committees of the Board; (d) other public board memberships held; (e) Board and committee meeting attendance in the 12 months ended December 31, 2016; (f) their present principal occupation and principal occupations held in the last five years; (g) their current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed and deferred share units (“DSUs”) credited to each nominee; and (h) whether the nominee meets the requirements of our share ownership guidelines.
On March 1, 2014, the Board, on the recommendation of the CGN Committee, approved director share ownership guidelines. Directors are required to acquire Common Shares and/or DSUs equivalent in value to three times the sum of: (i) the annual director retainer (or, in the case of the Chair, the annual chair retainer); and (ii) the annual DSU award, to be achieved by the later of (A) March 1, 2018, and (B) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. The value of the Common Shares and/or DSUs owned by a director will be determined by the greater of the acquisition cost and the market value, determined based on the 30-day volume weighted average trading price (“VWAP”) of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the day immediately preceding the applicable date.
The Board has approved a director compensation structure whereby individual directors (other than Paul Benson, our President and CEO) receive an annual DSU grant of C$80,000 (and in the case of the Chair, C$140,000) in order to align their interests with those of Shareholders in the creation of long-term value. Directors may also elect to receive their annual retainers in DSUs instead of cash. DSUs are redeemed for cash in an amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Common Shares at the time the director leaves the Board. See “Director Compensation” on page 71.

A.E. Michael Anglin
Berkeley California, USA Age: 61 Director Since: August 7, 2008 Independent 2016 Vote Result: For: 98.69% Withheld: 1.31%
Mr. Anglin is the Chair of our Safety and Sustainability Committee and a member of our Compensation Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Other Public Company Directorships
None
2016 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		11 of 11 6 of 6 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 22, 2017)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	10,000	99,751	109,751	C$1,595,780
	Minimum Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 22, 2017 (C$14.54).

Paul Benson
Vancouver, British Columbia, Canada Age: 54 Director Since: August 1, 2015 Not Independent 2016 Vote Result: For: 98.94% Withheld: 1.06%
Mr. Benson joined Silver Standard as President and Chief Executive Officer on August 1, 2015 and is a member of our Board. He brings to the Company 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Sloan Masters of Science in Management from the London Business School.

	Other Public Company Directorships
	None
	2016 Board/Committee Membership and Attendance
	Board	11 of 11	100%
	Options, Common Shares and PSUs (as at March 22, 2017)(1)
	Options	Common Shares	PSUs
	639,084	49,624	135,650
	Minimum Value Required(2)		Meets Share Ownership Guidelines(2)
	N/A		N/A

(1)	As President and Chief Executive Officer, Mr. Benson does not receive directors’ compensation, including DSUs.

(2)
Mr. Benson is subject to the Company’s shareholder guidelines for certain of its executive officers as discussed further in “Executive Compensation Discussion and Analysis – Share Ownership Guidelines” on page 53.

Brian R. Booth
West Vancouver, British Columbia, Canada Age: 57 Director Since: May 31, 2016 Independent 2016 Vote Result: N/A
Mr. Booth has been a member of our Board since May 2016 and is a member of our Compensation and Safety and Sustainability Committees. He is also the President, CEO and a director of Pembrook Copper Corp., a private mining exploration company and has served as a director on numerous public and private mining companies for over 10 years. Prior to joining Pembrook, he was President, CEO and a director of Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23 year career, including Manager of Exploration - North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

Other Public Company Directorships
None
2016 Board/Committee Membership and Attendance(1)
	Board Compensation Safety and Sustainability		4 of 4 3 of 3 2 of 2	100% 100% 100%
Common Shares and DSUs (as at March 22, 2017)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
	23,724	5,180	28,904	C$420,264
	Minimum Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Mr. Booth joined the Compensation and Safety and Sustainability Committees on of May 31, 2016.

(2)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 22, 2017 (C$14.54).

Gustavo A. Herrero
Buenos Aires, Argentina Age: 69 Director Since: January 8, 2013 Independent 2016 Vote Result: For: 98.81% Withheld: 1.19%
Mr. Herrero was appointed to our Board in January 2013 and is the Chair of our Corporate Governance and Nominating Committee. He serves on our Audit Committee and during part of 2016 he also served as a member of our Compensation Committee. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board and on the Advisory Committee of Harvard University’s David Rockefeller Center for Latin American Studies. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero serves on the board of directors of Zucamor S.A. in Buenos Aires, of Tyrus Capital in Monte-Carlo and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Other Public Company Directorships
None
2016 Board/Committee Membership and Attendance(1)
	Board Audit Corporate Governance and Nominating Compensation		11 of 11 5 of 5 3 of 3 3 of 3	100% 100% 100% 100%
Common Shares and DSUs (as at March 22, 2017)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
	Nil	71,522	71,522	C$1,039,930
	Minimum Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Mr. Herrero stepped off the Compensation Committee as of May 31, 2016.

(2)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 22, 2017 (C$14.54).

Beverlee F. Park
West Vancouver, British Columbia, Canada Age: 55 Director Since: May 20, 2014 Independent 2016 Vote Result: For: 98.93% Withheld: 1.07%
Ms. Park has been a member of our Board since May 2014 and is a member of our Safety and Sustainability and Audit Committees, and is one of our Audit Committee financial experts. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park spent 17 years with TimberWest Forest Corp. (“TimberWest”), most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming Chief Operating Officer, Ms. Park also held the positions of Executive Vice President and Chief Financial Officer at TimberWest, as well as President, Couverdon Real Estate (TimberWest’s land development division).

Other Public Company Directorships
Teekay LNG Partners TransAlta Corporation
2016 Board/Committee Membership and Attendance
	Board Audit Safety and Sustainability		11 of 11 5 of 5 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 22, 2017)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	5,790	42,184	47,974	C$697,542
	Minimum Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 22, 2017 (C$14.54).

Richard D. Paterson
Hillsborough, California, USA Age: 74 Director Since: August 7, 2008 Independent 2016 Vote Result: For: 98.70% Withheld: 1.30%
Mr. Paterson is the Chair of our Audit Committee and is one of our Audit Committee financial experts. He also serves on our Corporate Governance and Nominating Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. He retired from Genstar Capital at the end of 2016. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Other Public Company Directorships
None
2016 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating		10 of 11 5 of 5 3 of 3	91% 100% 100%
Common Shares and DSUs (as at March 22, 2017)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	7,500	104,751	112,251	C$1,632,130
	Minimum Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 22, 2017 (C$14.54).

Steven P. Reid
Calgary, Alberta, Canada Age: 61 Director Since: January 8, 2013 Independent 2016 Vote Result: For: 98.96% Withheld: 1.04%
Mr. Reid serves as the Chair of the Compensation Committee and as a member of our Safety and Sustainability Committee. He has over 40 years of international business experience, including senior leadership roles in several countries. He held the position of Chief Operating Officer of Goldcorp Inc. (“Goldcorp”) from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA.

Other Public Company Directorships
Eldorado Gold Corporation Gold Fields Limited
2016 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		11 of 11 6 of 6 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 22, 2017)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	Nil	53,173	53,173	C$773,135
	Minimum Value Required		Meets Share Ownership Guidelines
	C$375,000		Yes

(1)	Calculated using the 30-day VWAP of our Common Shares on the TSX on March 22, 2017 (C$14.54).

Cease trade orders, bankruptcies, penalties and sanctions
To the best of our knowledge, except, as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

•
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

•
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Paterson was a director of a private company, Propex Inc. which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code in 2008.
Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015.
To the best of our knowledge, none of the proposed directors have, within the last ten years:

•	become bankrupt; or

•	made a proposal under any legislation relating to bankruptcy or insolvency; or

•	become subject to or instituted any proceedings, arrangement or compromise with creditors; or

•	had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.
APPOINTMENT AND REMUNERATION OF THE AUDITOR
At the Meeting, Shareholders will be asked to approve the appointment of PwC as the independent auditor of the Company to hold office until the 2018 annual meeting of Shareholders with remuneration to be approved by the Board. PwC has been our independent auditor since 1998.

For a description of fees paid to PwC in 2015 and 2016, please refer to our Annual Information Form filed on SEDAR at www.sedar.com and filed on EDGAR (www.sec.gov/edgar.shtml) as our Annual Report on Form 40-F.
The management proxy holders will vote for the appointment of PwC as the Company’s independent auditor to hold office until the 2018 annual meeting of Shareholders with remuneration to be approved by the Board, unless instructed otherwise.
ADVISORY VOTE ON EXECUTIVE COMPENSATION
The Company endorses a “pay for performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “pay for performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. A detailed discussion of our executive compensation program is provided in “Executive Compensation Discussion and Analysis” beginning on page 37.
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board determined in 2016 to provide Shareholders with an annual non-binding “Say on Pay” advisory vote. The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:
“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of the Company, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2017 annual and special meeting of the shareholders of the Company.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.
The Board unanimously recommends that the Shareholders vote FOR the approach to executive compensation as described in the Circular. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the approach to executive compensation as described and set forth in the Circular.
APPROVAL OF 2017 SHARE COMPENSATION PLAN
All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the Share Compensation Plan attached to this Circular as Schedule “C”.

Background
The Company has a Stock Option Plan, RSU Plan and PSU Plan. The RSU Plan and the PSU Plan only allow awards to be settled with cash or Common Shares purchased on the market. The Company is proposing to replace the Prior Plans with the Share Compensation Plan, which will allow for settlement of all awards with Common Shares issued from treasury and which provides consistent provisions across all three types of share-based award.
The Share Compensation Plan provides participants with the opportunity to acquire an equity interest in the Company through:

•	RSUs that vest primarily based on a requirement that an individual remains eligible as an Employee or Service Provider for a specified period of time;

•	PSUs that vest upon the satisfaction of criteria tied to the performance of the Company over a specified period of time; and

•	Options that, once vested, provide rights to acquire our Common Shares upon payment of an exercise price.
If the Share Compensation Plan is approved by Shareholders at the Meeting, the Prior Plans will continue to apply to awards that are outstanding to the date of approval; however, the Company will not issue any new awards under the Prior Plans. In particular, awards issued under the RSU Plan and the PSU Plan will only be settled with cash or Common Shares purchased in the market.
If the Share Compensation Plan is not approved by Shareholders at the Meeting, the RSU Plan and PSU Plan will continue and the current Stock Option Plan will expire at the close of the Meeting. Thereafter, the Company will not have the ability to grant Options until the Shareholders (and any applicable regulatory authorities) approve a new stock option plan. If the Stock Option Plan expires, Options previously granted under the Stock Option Plan will remain valid and will be subject to the terms of the Stock Option Plan, but will not be available for re-grant upon the expiration, cancellation or termination of such Options.
A copy of the Share Compensation Plan is attached to the Circular as Schedule “C” and, if approved by Shareholders, will be filed on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. The description of the Share Compensation Plan below does not address the provisions applicable to participants who are U.S. citizens or U.S. residents.
Purpose of the Share Compensation Plan and Participants
The purpose of the Share Compensation Plan is to advance the interests of the Company and Shareholders by attracting, retaining and motivating the performance of Eligible Persons of high caliber and potential upon whose judgement, initiative and effort the Company depends for the successful conduct of its business. The Share Compensation Plan aligns the long-term compensation of Eligible Persons with Company performance and encourages Eligible Persons to acquire and retain an equity interest in the Company.
Any Employee or Service Provider of the Company or a Related Entity will be eligible to participate in the Share Compensation Plan. Non-employee directors are not eligible to participate in the Share Compensation Plan.

Administration of the Share Compensation Plan
The Share Compensation Plan will be administered by the Board, taking into consideration any recommendations from the Compensation Committee. Subject to the provisions of the Share Compensation Plan, applicable laws and any approvals required of any regulatory authorities, the Board has the power and authority to administer and implement the Share Compensation Plan, including determining the types and number of Awards to be granted and the terms of such Awards. Furthermore, except as otherwise specified in the Share Compensation Plan, all determinations and interpretations under the Share Compensation Plan or any Award are within the sole discretion of the Board. Subject to certain restrictions, the Board may delegate to the Compensation Committee or any director, officer or employee of the Company duties and powers of the Board relating to the Share Compensation Plan.
Number of Common Shares Available for Issuance under the Share Compensation Plan
The number of Common Shares available for issuance under the Share Compensation Plan, together with all of the Company’s other plans that provide for the issuance from treasury of Common Shares (collectively, the “Aggregate Plans”), will be limited to 6.5% of the Company’s issued and outstanding Common Shares from time to time (i.e., on a “rolling” basis). As of December 31, 2016, the Company had 119,401,795 Common Shares issued and outstanding and 3,038,707 Options outstanding under the Stock Option Plan, and Common Shares reserved for issuance under such Options equal 2.55% of the issued and outstanding Common Shares.
Restrictions on the Award of RSUs and PSUs and Grant of Options
Certain restrictions on the award of RSUs and PSUs and the grant of Options, apply as follows:

i.
the total number of Common Shares that may be issued pursuant to RSUs and PSUs will be limited to 2% of the issued and outstanding Common Shares from time to time, and no RSUs or PSUs may be granted if such grant would have the effect of causing the total number of Common Shares issuable in respect of RSUs and PSUs to exceed such number;

ii.	the total number of Common Shares reserved for issuance to any one person under the Aggregate Plans in any one year cannot exceed 5% of the Common Shares issued and outstanding; and

iii.
the total number of Common Shares (A) issuable to Insiders and (B) issued to Insiders within any one year, pursuant to the Aggregate Plans, will not exceed 5% of the Common Shares issued and outstanding (excluding Common Shares issued pursuant to an entitlement granted prior to the person becoming an Insider).

Options

(a)	Mechanics for Options
Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, Option holders may elect a “cashless” exercise of Options, instead of paying the exercise price.

A holder that chooses a “cashless” exercise will receive the number of Common Shares equal to: (i) the difference between (A) the difference between the Cashless Exercise Sale Price and the Exercise Price, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price and (B) all applicable fees incurred by the Company in connection with the cashless exercise; divided by (ii) the Cashless Exercise Sale Price. If a holder chooses a “cashless” exercise, the Company may, instead of issuing Common Shares, pay the amount of money calculated in clause (i).

(b)	Exercise Price and Expiry Date
The Board will determine the exercise price and expiry date of each Option, provided that the exercise price will not be less than the greater of the: (i) five day VWAP of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the trading day immediately before the grant date; and (ii) closing trading price of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the last trading day immediately before the grant date. No Option will be exercisable after seven years from grant date, subject to item (e) below regarding blackout periods.

(c)	Vesting Provisions
The Board will determine the vesting criteria applicable to Options. Generally, one-third of the Options will vest on each of the first, second and third anniversaries of the grant date, subject to the holder continuing to be an Eligible Person. Subject to certain considerations (see “Options – Ceasing to be an Eligible Person” below), if the holder ceases to be an Eligible Person, only Options that are vested and exercisable as of the Termination Date may be exercised by the holder, and must be exercised during the period ending on the earlier of: (i) thirty days after the Termination Date; and (ii) the original expiry date, after which period the Options expire.

(d)	Ceasing to be an Eligible Person
The following vesting and exercise provisions apply when a holder ceases to be an Eligible Person as a result of:

i.
any circumstance other than those described in paragraphs ii to v below: Options that are vested and exercisable as of the Termination Date may be exercised by the holder and until the earlier of (A) thirty days after the Termination Date and (B) the original expiry date of the Options, after which the Options will expire. Any Options that are unvested as of the Termination Date will terminate on the Termination Date;

ii.
being terminated for Cause or the holder’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a holder resigns or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all Options held by such holder will terminate on the Termination Date;

iii.
being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause (and such termination is not in connection with a Change of Control, see “Change of Control” below): a portion of the participant’s unvested Options will immediately vest such that the pro rata portion of all Options granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the Options divided by the number of months from the date of grant until the latest vesting date of the Options, are vested immediately prior to the Termination Date. All vested Options as of the Termination Date may be exercised until the earlier of (A) ninety days after the Termination Date and (B) the original expiry date of such Option;

iv.
death or a participant’s contract as a Service Provider is frustrated before its normal termination date due to death: unvested Options immediately vest on the Termination Date and will be exercisable until the earlier of (A) twelve months after the Termination Date and (B) the original expiry date of such Option; and

v.
a Disability or Retirement or a participant’s contract as a Service Provider is frustrated before its normal termination date due to a Disability: unvested Options will continue to vest for a period of three years from the Termination Date. Vested Options, including those that vest after the Termination Date, may be exercised until the earlier of (A) three years after the Termination Date and (B) the original expiry date of such Options.

(e)	Blackout Period
If the term of an Option expires on a date that falls within a blackout period or within nine business days following the end of a blackout period, the expiry date will be automatically extended to the tenth business day after the end of the blackout period.
Restricted Share Units and Performance Share Units

(a)	Mechanics for RSUs and PSUs
RSUs and PSUs will be credited to an account set up for each participant. Participants can choose to redeem vested RSUs and PSUs at any time before the expiry date and the Company must redeem the RSUs and PSUs within fifteen business days of the redemption date elected by the participant. If a participant does not elect a redemption date then the vested RSUs and PSUs will be redeemed on their expiry date.
A participant may require that the Company redeem the RSUs and PSUs with Common Shares issued from treasury. If the participant does not make such election, the Company may redeem the RSUs and PSUs by: (i) paying a cash amount equal to the Market Price of the vested RSUs and PSUs on the redemption date; (ii) issuing such number of Common Shares as is equal to the number of vested RSUs or PSUs; or (iii) purchasing such number of Common Shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.
If dividends are declared on Common Shares, the holder of RSUs and PSUs will be entitled to receive dividend equivalents on the RSUs and PSUs. The dividend equivalents will be converted into the number of additional RSUs or PSUs calculated by dividing (i) the cash dividend that would have been paid to such participant if the RSUs and PSUs had been Common Shares by (ii) the Closing Price on the trading day immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis. These additional RSUs and PSUs vest on the same terms as conditions as the RSUs and PSUs in respect of which they were credited.

(b)	Expiry Date – RSUs and PSUs
The Board will determine the expiry date of RSU and PSU awards, provided that such date may not be later than ten years from the grant date.

(c)	Vesting Provisions – RSUs
The Board will determine the vesting criteria applicable to the RSUs. Generally, one-third of the awarded RSUs will vest on each of the first, second and third anniversaries of the date of grant, subject to the participant continuing to be an Eligible Person.

(d)	Performance Period, Target Milestones and Vesting Provisions – PSUs
The Board will determine the Performance Period for PSUs. Generally, the Performance Period will be 36 months commencing on the 1st day of January and ending on the 31st day of December. The Target Milestones for each Performance Period will be determined by the Board based on measurable performance criteria and are expected to be determined in accordance with the criteria set forth in Schedule “A” of the Share Compensation Plan, which is consistent with the Target Milestones established under the Company’s current PSU Plan (as described in “Executive Compensation Discussion and Analysis – Components of Compensation – Long-term incentive compensation – Performance Share Units” on page 51). Unless otherwise determined by the Board, the number of PSUs that will vest is calculated by multiplying the aggregate number of PSUs granted by the percentage between 0 and 200 assigned to the performance achievement of the Target Milestones, subject to the participant continuing to be an Eligible Person.

(e)	Ceasing to be an Eligible Person
A participant’s vested and unvested RSUs and PSUs will be subject to the following vesting and redemption provisions if the participant ceases to be an Eligible Person as a result of:

i.
any circumstance other than those described in paragraphs ii to v below: all vested RSUs and PSUs will be redeemed immediately and all unvested RSUs and PSUs will be forfeited as of the Termination Date;

ii.
being terminated for Cause or the participant’s contract as a Service Provider being terminated before its normal termination date for Cause, including where a participant resigns from his or her employment or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all vested and unvested RSUs and PSUs held by such participant will be forfeited on the Termination Date;

iii.
being terminated without Cause or the participant’s contract as a Service Provider being terminated prior to the expiry of its term without Cause (and not in connection with a Change of Control, see “Change of Control” below):

a.
a portion of the participant’s unvested RSUs will immediately vest such that the pro rata portion of all RSUs granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the RSUs divided by the number of months from the grant date until the latest vesting date of the RSUs, are vested immediately prior to the Termination Date. All vested RSUs as of the

Termination Date will be redeemed immediately and all unvested RSUs as of the Termination Date will be forfeited; and

b.
a pro rata portion of the participant’s unvested PSUs will vest based on the number of months completed from the first day of the Performance Period divided by the total number of months in the Performance Period. The Performance Percentage will be determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person. All vested PSUs will be redeemed immediately after the last day of the Performance Period and all remaining unvested PSUs will be forfeited;

iv.
death or a Service Provider’s contract being frustrated before its normal termination date due to death: all unvested RSUs and PSUs will vest on the Termination Date and will immediately be redeemed. The Performance Percentage for such vested PSUs will be 100; and

v.
a Disability or Retirement or a Service Provider’s contract is frustrated before its normal termination date due to a Disability: all unvested RSUs and PSUs will continue to vest for a period of three years from the Termination Date. The expiry date for all vested RSUs and PSUs, including those that vest after the Termination Date, will be the earlier of (A) three years after the Termination Date and (B) the original expiry date of such RSUs or PSUs. The Performance Percentage will be determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person.

(f)	Blackout Period
If the redemption date for vested RSUs or PSUs falls within a blackout period or within nine business days following the end of a blackout period, the redemption date will be automatically extended to the tenth business day after the end of the blackout period. If such RSUs or PSUs are to be redeemed for cash then the market price used to determine the redemption amount will be based on the VWAP of the Common Shares from and including the trading day immediately following the end of the blackout period up to and including the trading day immediately preceding the redemption date.
Change of Control
Upon the occurrence of a Change of Control:

i.
the Board may, in its discretion, immediately vest all unvested Options, RSUs and PSUs. If the Board accelerates the vesting of PSUs then the Performance Percentage for such vested PSUs will be between 100 and 200 per cent, as determined by the Board; and

ii.	if an Employee or Service Provider’s engagement is terminated within 12 months following the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

a.
all unvested Options will immediately vest on the Termination Date and all vested Options as of the Termination Date may be exercised until the earlier of (A) twelve months after the Termination Date and (B) the original expiry date of such Option; and

b.
all unvested RSUs and PSUs will vest as of the Termination Date and immediately be redeemed. The Performance Percentage for such vested PSUs will be 100 per cent or, at the Board’s discretion, between 100 per cent and 200 per cent.

Upon a Change of Control, the Board may make additional determinations as it considers appropriate in the circumstances to ensure the fair treatment of participants.
Change of Control – Exercise to Participate in Transaction
Upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (or a transaction or series of transactions with similar effect), holders of Options, RSUs and PSUs may be entitled to exercise all of their Options and redeem all of their RSUs and PSUs for the purposes of participating in the take-over or such other transaction or series of transactions. If the Change of Control does not occur, then: (i) the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation; (ii) the Options, RSUs or PSUs respecting such Common Shares will be deemed not to have been exercised or redeemed, as applicable; (iii) the Common Shares will be deemed not to have been issued; and (iv) the Company will refund to the participant the aggregate exercise price for the Common Shares (unless the participant elected a “cashless” exercise).
Transferability
Awards granted under the Share Compensation Plan are non-transferable and non-assignable, other than in cases of the death or incapability of the participant.
Amendment Provisions in the Share Compensation Plan
The Board may at any time suspend or terminate the Share Compensation Plan and:

i.	only to the extent approved by Shareholders, may make any amendment to any Award or the Share Compensation Plan that would:

a.	increase the number of Common Shares, or rolling maximum, reserved for issuance under the Shareholder Compensation Plan;

b.	increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of “full-value awards”;

c.	reduce the exercise price under any Option or cancel any Option and replace such Option with Options having a lower exercise price per Common Share;

d.	extend the term of an Award beyond its original expiry time;

e.	permit an Award to be transferable or assignable to any person other than in accordance with the Share Compensation Plan;

f.	expand the scope of persons eligible to participate in the Share Compensation Plan to include non-employee directors; or

g.	amend the amendment provisions in the Share Compensation Plan; or

ii.	without the prior approval of Shareholders, may make any amendments to any Award or the Share Compensation Plan:

a.	of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms;

b.	that are necessary for Awards to qualify for favourable treatment under applicable tax laws;

c.	to reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange;

d.	to any vesting provisions of an Award;

e.	to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award;

f.	which increase the exercise price of an Option;

g.	to the Target Milestones;

h.	to the Performance Periods;

i.	to expand the scope of persons eligible to participate in the Share Compensation Plan other than to non-employee directors;

j.	regarding the administration of the Share Compensation Plan; and

k.	necessary to suspend or terminate the Share Compensation Plan.
The Board may not make amendments that are materially adverse to, or that materially impair, the benefits and rights of any participant under any previously granted award (except: (i) with the consent of such participant; (ii) as permitted by the adjustment provisions of the Share Compensation Plan; or (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading).
Proposed Resolution and Board’s Recommendation
The Board believes that the approval of the Share Compensation Plan is in the best interests of the Company and recommends that Shareholders vote FOR the Share Compensation Plan Resolution, substantially in the form set forth in Schedule “A” to the Circular, approving the Share Compensation Plan. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the Share Compensation Plan Resolution.

APPROVAL OF NAME CHANGE
At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve a special resolution, the full text of which is set forth in Schedule “B” to the Circular, to change the name of the Company from Silver Standard Resources Inc. to "SSR Mining Inc." or such other name as the Board deems appropriate. The Company is seeking to adopt the name “SSR Mining Inc.” to re-brand the Company as a result of its acquisition of the Marigold mine in Nevada, U.S. and the Seabee Gold Operation in Saskatchewan, Canada from being predominantly focused on the production of silver to the production of precious metals. The Company wishes to introduce this name to the mining and investment communities to better reflect the Company's current operations.
Subject to Shareholder and TSX approval of the Name Change, it is expected that the Common Shares will commence trading on the TSX and Nasdaq under the new name shortly after the Company completes all required filings, including the receipt by the TSX of the necessary documentation. The Board may determine not to implement the Name Change at any time after the Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a certificate of amendment, without further action on the part of the Shareholders. Following the completion of the Name Change, share certificates of "Silver Standard Resources Inc." will remain valid and Shareholders will not be required to surrender and exchange their share certificates for share certificates with the new name of the Company. The Name Change will not, by itself, affect any of the rights of Shareholders.
To be effective, the Name Change Resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting.
The Board believes that the approval of the Name Change Resolution is in the best interests of the Company and recommends that Shareholders vote FOR the Name Change Resolution, substantially in the form set forth in Schedule “B” to the Circular, approving the Name Change. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the Name Change Resolution.

REPORT ON EXECUTIVE COMPENSATION
Message to Shareholders
On behalf of the Compensation Committee, I am pleased to share with you our approach to executive compensation for 2016 and provide additional information on how Silver Standard’s executives are paid and the basis for such decisions.
The following message highlights key aspects of our executive compensation program. A more detailed analysis discussion follows in “Executive Compensation Discussion and Analysis” beginning on page 37.
COMPENSATION PHILOSOPHY
We operate in a highly competitive cyclical, capital intensive industry with a long-term outlook on building value for our Shareholders. Our executive compensation programs reinforce this through a heavy emphasis on long-term incentives. Our guiding principle of executive compensation is that an appropriate mix of fixed and variable compensation, short- and long-term incentives and risks and reward will motivate and focus executives to increase long-term Shareholder value.
Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business. As commodity markets are cyclical, we must manage effectively though the entire business cycle, not just during the highs or lows. Accordingly, it is important to incentivize executives during all parts of the cycle to continue the pursuit of excellence which drives long-term value for Shareholders.
We consider a variety of factors in setting executive compensation, including competitive market conditions, internal equity, scope of the role, current business challenges, longer-term performance and strategic objectives.
SILVER STANDARD COMPENSATION PRACTICES
WE DO:

✓	Provide Pay for Performance

•	75% of CEO’s total compensation is pay-at-risk

•	100% of the CEO’s short-term incentive is based on corporate performance

•	50% of CEO’s long-term incentive is performance-based through PSUs

•	PSU Plan awards are earned based on relative Total Shareholder Return (“TSR”)

•	Threshold (partial) PSU payouts require relative TSR performance at least at the 33rd percentile as compared to the performance comparator group

✓	Have a robust clawback policy

✓	Have an anti-hedging policy and an Insider Trading Policy

✓	Have director and executive share ownership guidelines

✓	Require a double-trigger for NEO severance upon a change of control

✓	Mitigate undue risk in compensation programs

✓	Stress test variable compensation payouts against share price performance

✓	Promote retention with equity awards that vest over three years

✓	Have an independent Compensation Committee, with all members being independent directors

✓	Retain an independent compensation consultant that provides no other services to the Company (retained by Compensation Committee)

✓	Conduct an annual Say On Pay advisory vote
WE DO NOT:

X	Reprice underwater stock options

X	Pay dividends on unearned PSUs

X	Provide guaranteed bonuses

X	Provide tax gross-ups for perquisites

X	Grant Options to non-executive directors
COMMITMENT TO PAY FOR PERFORMANCE
Our executive compensation structure is performance-based, driven by the achievements of both the Company and the individual. We emphasize a “pay for performance” structure with a significant proportion of executive compensation at risk, in the form of performance-based short-term incentives, Options and PSUs.
Deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess performance all discourage excessive risk taking (see “Executive Compensation Discussion and Analysis – Compensation Risk Management” on page 45 for more detail).
COMPENSATION AND PERFORMANCE PEERS
The Compensation Committee uses two peer groups as part of its executive compensation process and these peer groups are reviewed annually for continued appropriateness.
The Compensation Committee assesses executive compensation levels using a group of comparator companies, known as the compensation comparator group. These publicly-traded mining companies are similar in profile and complexity, have similar market capitalization and are headquartered in the United States or Canada. These are the companies that Silver Standard competes with for executive talent.
As a significant component of our executive long-term incentive (“LTI”) is performance-based through PSUs, a TSR comparator group is used to assess achievement of our TSR compared to our peers. These publicly-traded precious metal mining companies are similar in revenue and market capitalization, have both operations and projects, and reflect our competition for investment dollars.

2016 COMPANY PERFORMANCE
The Compensation Committee measures Silver Standard’s performance in absolute terms and relative (compared to other companies) terms as well as in short-term (annual) and long-term accomplishments. Short-term incentive (“STI”) awards are tied to the achievement of annual targets in the balanced scorecard (safety, operational, financial, environment, community support and growth) that contribute to long-term sustainable Shareholder value.
Long-term incentive awards are tied to absolute and relative measures, including relative TSR performance over a three-year period.
During the year, Silver Standard outperformed many of its peers as well as gold and silver prices due to the consistent delivery to plan at its mines, low cash costs that led to free cash flow generation, exploration success across the project portfolio, and strong support from Shareholders for its acquisition of Claude Resources.
2016 Company Performance Highlights:

•
Strong financial performance: Generated cash from operations of $170.7 million in 2016 and increased our cash position by $115.3 million to $327.1 million. Generated net earnings of $65.0 million or $0.63 per share and adjusted net earnings of $100.3 million or $0.97 per share.

•
Delivered on scale and margin: Record production of 393,325 gold equivalent ounces at cash costs of $653 and all-in sustaining costs of $923 per payable gold equivalent ounce sold for the full year 2016.

•
Completed the acquisition of Claude Resources: Purchase of Claude Resources Inc. completed on May 31, 2016, adding the Seabee Gold Operation, a high quality, free cash generating gold operation in Canada.

•
Increased Mineral Reserves at Marigold and Seabee: Successful exploration activities in 2016 increased gold Mineral Reserves at our Marigold mine by 31% to 2.84 million gold ounces and at the Seabee Gold Operation by 50% to 0.36 million gold ounces.

•	Favorable resolution with Canada Revenue Agency: Settled in our favour the Notice of Reassessment with the CRA, which resulted in the repayment of our deposit of $18.2 million plus accrued interest.

•
Created value from our portfolio: Completed the sale of the Parral properties in Mexico and the Diablillos project in Argentina for ~$8 million in retained equity and undiscounted future cash payments of $15 million.

KEY AREAS OF COMPENSATION FOCUS 2016
We regularly review our executive compensation programs to ensure they are aligned with creation of value for our Shareholders. We focus on performance relative to peer companies and against our business plans and strategy while maintaining good governance processes and practices. Within that context, we focused on the following in 2016:

•
The Compensation Committee worked throughout 2016 with Meridian Compensation Partners, our independent compensation consultant, to ensure alignment of our compensation structure with key drivers of financial performance and creation of Shareholder value;

•	We conducted an annual “pay for performance” analysis to assist Compensation Committee deliberations and confirm alignment with the compensation philosophy and Shareholder experience;

•
We increased executive salaries in 2016 by 2% in line with market adjustments for mining executives. The Board had not adjusted salaries in 2014 nor in 2015, other than limited exceptions to ensure market competitiveness; and

•	We held our first “Say on Pay” advisory vote as part of our Annual and Special Meeting in May 2016 and received a 96% approval result as noted in more detail under Say on Pay below.
2016 CEO COMPENSATION
Corporate performance remains the single biggest factor affecting the Board’s decision on pay for Silver Standard’s Chief Executive Officer (“CEO”) and other executives.

•	The CEO’s target compensation mix is 25% base salary and 75% at-risk compensation (25% STI and 50% LTI).

•	The LTI is awarded 50% as performance share units and 50% as stock options. Relative TSR is the performance metric in the PSU Plan due to its importance to Shareholders.

•	There was no change to the CEO’s base salary in 2016.

•	The CEO’s annual bonus for 2016 was US$627,114, reflecting the company’s solid performance (134%) on the STI targets.

•	The CEO’s total direct compensation in 2016 was US$2.07 million. This reflects solid corporate performance as assessed by the Compensation Committee.
CEO Realizable Pay Alignment
The Board’s aim is to pay executives for performance. Since a large portion of executive pay is provided in the form of equity compensation, the Compensation Committee believes it is important to note that total compensation for the Named Executive Officers (“NEOs”), as disclosed in “Executive Compensation Discussion and Analysis – 2016 Compensation Results – Summary Compensation Table” (page 54), includes the grant date value of Option- and Common Share-based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with the Shareholder experience.
Consequently, we believe it is also important to assess performance against realizable pay, which reflects compensation elements set out in the Summary Compensation Table at the intrinsic value of compensation at a set point in time.
During 2016, the Compensation Committee compared relative performance against total realizable pay for CEOs for all of our comparator companies during the three-year period 2013-2015. The results in the chart below indicate strong alignment of our CEO’s realizable pay and the Company’s composite financial performance over the three-year period to December 31, 2015 relative to our compensation peers (see “Executive Compensation Discussion and Analysis – Performance Analysis – Pay for Performance Alignment” on page 39 for more details).

Silver Standard and Compensation Peers
3-Year Avg. Performance Composite vs. 3-Year CEO Total Realizable Compensation
100%
75%
50%
25%
0%
Performed Worse, Paid Higher
Performed Better, Paid Higher
Performed Worse, Paid Lower
Performed Better, Paid Lower
SSO
X
Total Direct Pay Percentile Rank
0%
25%
50%
75%
100%
Average Performance Composite Percentile Rank

“SAY ON PAY”
“Pay for performance” and alignment with Shareholders are two philosophies which have formed the foundation of our executive compensation practices. The Board believes in continually enhancing our corporate governance practices and values the Shareholder perspective. Accordingly, we provide Shareholders the opportunity to vote on the Company’s approach to executive compensation through an annual “Say on Pay” advisory vote.
At the Company’s last Annual and Special Meeting of Shareholders held on May 18, 2016, 96.49% of Shareholders who voted, voted in favour of the Company’s non-binding resolution on executive compensation.
CONCLUSION
At our upcoming Meeting, we encourage Shareholders to carefully consider the vote on the renewal of our employee equity-based plan. Our Share Compensation Plan is a rolling 6.5% plan which includes Options and introduces the ability to settle PSUs and RSUs in treasury shares. Treasury share settlement for PSUs and RSUs provides an opportunity for employees to maintain share ownership for longer periods.
The Compensation Committee is committed to working hard on behalf of the Board and overseeing all compensation matters in the best interest of Silver Standard and its Shareholders. While the feedback from our Shareholders on our approach to executive compensation was very positive last year, we continue to monitor developments in executive compensation and evolving solid practices to ensure our programs and decisions are appropriate.

Respectfully,

Steven P. Reid, Chair Compensation Committee

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
This Executive Compensation Discussion and Analysis provides a detailed description of the principles, structure and policies that form our executive compensation program.
While we pay our compensation in Canadian dollars, we report our financial results in U.S. dollars.
Unless otherwise stated, the 2016 amounts in the tables of this section, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.324, the average exchange rate in effect for 2016. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar figures for 2015 and 2014 have been restated in the tables using the same exchange rate of 1.324.
Introduction
We are engaged in the exploration, development, operation and acquisition of precious metals projects located in the Americas. Silver Standard’s vision is to be one of the world’s premier mining companies, providing exceptional Shareholder value by delivering excellence in all that we do. We will achieve our vision by driving Operational Excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects. The long-term nature of our business impacts the design of our compensation strategy and how we deliver compensation over time.
Compensation Philosophy
We believe that people are our principal source of competitive advantage. We are committed to Operational Excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. Our success depends upon a group of highly-qualified and motivated executives dedicated to consistent Operational Excellence and strong long-term performance of the Company. Highly-skilled and motivated executives greatly enhance our ability to produce superior results for our Shareholders and to be a leader in our industry.
Our compensation strategy is to provide a total compensation package that is competitive in the industry, is flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As we expand our business and seek to increase the number of operating mines in our portfolio, experienced talent will be developed internally as well as drawn from primarily mid-tier and senior producer companies within the mining industry.
Compensation programs will continue to emphasize “pay for performance” with each individual’s short- and long-term compensation and career advancement dependent upon both individual and Company performance, with the objective of increasing long-term Shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established processes or as otherwise determined in the discretion of the Board. We drive long-term Shareholder value by ensuring that our compensation programs include at-risk and equity-based compensation. Our compensation structure aligns the interests of our executives with Shareholders by rewarding performance that is designed, over time, to result in an increase in the value of our Shareholders’ investments in the Company.

Our at-risk compensation has three components (two of which are equity-based), all of which are linked to operational outcomes, financial results and our share price performance:

•	STI compensation which is earned to the extent that annual corporate objectives, financial targets, operational goals and individual objectives are met (no individual goals for CEO);

•	Options, the value of which depends entirely on our share price increasing; and

•	PSUs, which are earned based on our relative TSR performance against peers.
The compensation at risk for our CEO and other NEOs, as a percentage of target total compensation, is shown below:

Position	Percentage of Target Compensation at Risk
President and CEO	75%
Senior Vice Presidents	70%
Vice Presidents	60%
Organizational Strengths
Our executives are committed to delivering on our corporate strategy, improving our financial performance and creating long-term Shareholder value. We believe that we are well-positioned to build Shareholder value through the following key strengths:

•
We have a demonstrated ability to complete and integrate strategic transactions, as evidenced by our acquisition of the Marigold mine in Nevada, U.S., completed in April 2014, and our acquisition of Claude Resources Inc. (“Claude Resources”) in Saskatchewan, Canada, completed in May 2016;

•	We generate cash flow from our operating mines that we can use to fund growth through acquisitions and the exploration and development of further projects;

•	We have a geographically diverse project portfolio in the Americas and are focusing on the productive precious metals belts throughout this region;

•	We have a strong balance sheet that positions us to develop projects and make strategic acquisitions, with a working capital balance of $559.9 million at December 31, 2016; and

•	Our management team and Board have proven commercial, exploration, development and operating experience.
Performance Analysis
The following chart compares the total cumulative Shareholder return for C$100 invested in the Common Shares on January 1, 2012, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company. We have also included the cumulative total return of the GDX Market Vectors Gold Miners ETF as we believe this is a more relevant index to compare with our cumulative total return. The Company formed part of the GDX index for the majority of 2016.

		For the Financial Years Ended
	Jan. 1, 2012	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Common Shares of Silver Standard Resources Inc.	100.00	105.18	52.27	41.35	50.78	85.18
S&P / TSX Composite Total Returns Index	100.00	107.19	121.11	133.90	122.76	148.64
GDX Market Vectors Gold Miners ETF	100.00	89.19	43.80	41.93	37.59	55.89
In 2016, underlying gold and silver prices performed well and ended the year with positive gains. As a result, investors seeking precious metals exposure moved back into equities which resulted in strong share price performance for both Silver Standard and its peers. During the year, Silver Standard outperformed its peers as well as gold and silver prices due to the consistent delivery to plan at its mines, low cash costs that led to free cash flow generation, exploration success across the project portfolio, and strong support from Shareholders for its acquisition of Claude Resources.
The Company’s share price decreased over the 5 year period ending December 31, 2016 and the grant value of compensation to NEOs has increased. However, realizable pay has decreased and so has reflected the TSR experienced by Shareholders.
Pay For Performance Alignment
The chart below provides a “pay for performance” analysis for all companies that comprise our compensation comparator group (see “Compensation Governance – Comparator Groups and Benchmarking – Compensation Comparator Group” below on page 42). The chart compares relative performance (based on TSR, net income growth, cash flow growth and return on assets) against total realizable pay for CEOs during the three-year period 2013-2015, the most recent period for which compensation data of our comparator companies was available at the time of the analysis.

Silver Standard and Compensation Peers
3-Year Avg. Performance Composite vs. 3-Year CEO Total Realizable Compensation
Performed Worse, Paid Higher
Performed Better, Paid Higher
Performed Worse, Paid Lower
Performed Better, Paid Lower
SSO
X
Total Direct Pay Percentile Rank
100%
75%
50%
25%
0%
0%
25%
50%
75%
100%
Average Performance Composite Percentile Rank

This chart illustrates the strong alignment of our CEO’s realizable pay and the Company’s composite financial performance over the three-year period to December 31, 2015 relative to our compensation peers.
Compensation Governance
The Compensation Committee has established robust processes for the oversight and governance of compensation matters to ensure that executive compensation is aligned with both our corporate objectives and performance as a whole. In establishing and assessing achievement of performance objectives, the Compensation Committee reviews comparative analysis and benchmarking, evaluates business performance and considers input from senior management and independent advisors.
The Board is responsible for the oversight of compensation policies and programs and management of compensation risk at Silver Standard. The Compensation Committee assists the Board in fulfilling its responsibilities relating to matters of human resources and compensation and is responsible for:

•	developing our director and executive compensation programs and policies in consultation with senior management and external advisors;

•	assessing the performance of the CEO and senior executives and ensuring robust succession planning is in place;

•	reviewing and making recommendations to the Board with respect to the compensation, including compensation criteria and incentives and annual performance review, of our CEO and senior officers;

•	reviewing and providing guidance to the Board with respect to the compensation of the directors of Silver Standard;

•
reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by Silver Standard for the provision of compensation to employees of, directors of and consultants to Silver Standard; and

•	reviewing and approving the “Executive Compensation Discussion and Analysis” and disclosure of director and executive compensation contained in the Circular.
The following diagram depicts the Compensation Committee’s compensation oversight and approval process:
Compensation Committee Approval Process
Compensation Committee
The members of the Compensation Committee are Steven P. Reid (Chair), A. E. Michael Anglin and Brian R. Booth.
All members of the Compensation Committee are, and during 2016 were, independent.

•
Steven P. Reid: Throughout many years in executive roles, Mr. Reid has been responsible for the selection and remuneration of senior executives in different countries. As a senior executive of Goldcorp Inc., Mr. Reid was involved in determining and establishing compensation levels and grading systems for a substantial workforce in several countries. Mr. Reid currently serves on the Compensation Committee of the Board of Directors of Eldorado Gold Corporation and is the Chair of the Remuneration Committee of Gold Fields Limited.

•
A. E. Michael Anglin: Mr. Anglin spent 22 years with BHP Billiton Ltd., most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, and has extensive experience in human resources and compensation matters at various levels within the organization, including executive compensation.

•
Brian R. Booth: Mr. Booth has been the Chair and a member of the Compensation Committee in various public companies in the mining industry for over 7 years. As President and Chief Executive Officer of Pembrook Copper Corp. and past President and Chief Executive Officer of Lake Shore Gold, Mr. Booth gained extensive experience in the analysis, design and measurement of executive compensation programs.

No member of the Compensation Committee: (i) had any interest in any material transactions involving Silver Standard during the fiscal year ended December 31, 2016; (ii) was indebted to Silver Standard during the fiscal year ended December 31, 2016; (iii) was an officer or employee of Silver Standard during the fiscal year ended December 31, 2016; or (iv) with the exception of Mr. Anglin who acted as interim CEO from January 19, 2010 to August 6, 2010, was formerly an officer of Silver Standard.
None of our NEOs has served on the compensation committee or board of another company whose executive officers are members of the Compensation Committee.
Comparator Groups and Benchmarking
Compensation Comparator Group
The market for executive talent is very competitive and consequently the Compensation Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent and ensure that the Company’s compensation is reasonable. In addition to market data, the Compensation Committee also considers the strategic importance and scope of the role, the seniority and performance of the incumbent within that role at the Company and internal equity.
Accordingly, the Compensation Committee reviews compensation levels for the NEOs against compensation levels of the comparator companies. Annually, the Compensation Committee reviews market data on the compensation programs and compensation levels among the comparator group noted below. The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Compensation Committee.
For 2016 benchmarking, our compensation comparator group criteria included the following:

•	similar market capitalization to Silver Standard;

•	publicly-traded mining companies with similar profile and complexity:

o	multi-national and similar stage company;

o	similar risk profile: jurisdictional and financial;

o	likely to be in precious metal mining; and

o	widely held and trade on at least one major exchange;

•	headquartered in the United States or Canada and draw on similar pool for talent; and

•	consistent requirements for disclosure of compensation.

The 2016 comparator companies for benchmarking 2016 compensation are outlined in the following table:

COMPARATOR GROUP FOR BENCHMARKING 2016 COMPENSATION
Alacer Gold (ASR.TO)	Endeavour Silver (EDR.TO)
Alamos Gold (AGI.TO)	First Majestic Silver (FR.TO)
B2Gold (BTO.TO)	Fortuna Silver Mines (FVI.TO)
Capstone Mining (CS.TO)	Hecla Mining (HL)
Centerra Gold (CG.TO)	IAMGOLD (IMG.TO)
Coeur Mining (CDE)	Pan American Silver (PAAS.TO)
Detour Gold (DGC.TO)	Primero Mining (P.TO)
Dundee Precious Metals (DPM.TO)	Silvercorp Metals (SVM.TO)
TSR Comparator Group
Under the LTI plan, PSUs are granted to NEOs and vesting is based on achievement of our TSR compared to the TSR of our comparator companies (the “TSR comparator group”).
The TSR comparator group is determined based on the following criteria:

•	precious metals company;

•	similar revenue and market capitalization;

•	have operations and projects;

•	trade on TSX and/or NYSE;

•	have a similar risk profile; and

•	reflect our competition for investment dollars.
The TSR comparator group is reviewed for continued appropriateness and approved by the Board on an annual basis. The TSR comparator groups for the various grant years, including 2016, are outlined below under “Components of Compensation – Long-term incentive compensation – Performance Share Units” on page 51.
The following diagram shows the comparison between our compensation comparator group (those companies with whom we compete for people) and our TSR comparator group (those companies which whom we compete for capital):

Role of Management
Management implements the compensation structure approved by the Compensation Committee and the Board and makes recommendations for performance measures for individual and corporate objectives. Our CEO provides the Compensation Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the senior executives. Recommendations are also provided to the Compensation Committee for salary increases and short- and long-term incentive awards for the executives. The Compensation Committee considers this advice as well as the advice provided by its independent compensation consultant when making compensation recommendations to the Board for approval.
Role of Independent Compensation Committee Consultant
Meridian Compensation Partners (“Meridian”) has acted as the Compensation Committee’s independent compensation advisor since 2013. The mandate for Meridian is to maintain an overall monitoring role in regard to Silver Standard’s executive compensation programs and practices, and to support the Compensation Committee’s ongoing oversight of executive compensation matters and the fulfillment of its responsibility for compensation oversight. Meridian provides ongoing assistance to the Compensation Committee as it continues to review our executive and director compensation programs to ensure alignment with short- and long-term strategic objectives and the interests of Shareholders.

Fees Paid to Independent Compensation Consultant
The following table sets forth, by category, the fees billed by Meridian for the periods ended December 31, 2016 and December 31, 2015:

Fiscal Year	2016(1)	2015(1)
Executive compensation related fees	$45,745	$34,006
All other fees	Nil	Nil
Total Fees	$45,745	$34,006

(1)	Invoices were received in Canadian dollars: amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.324 for 2016.
Executive Performance Evaluation and Succession Planning
Developing internal talent is a strategic priority for the Company. In order to support our growth initiatives, we need a strong bench of internal candidates for our key leadership positions.
The Company has a formal talent management program that was introduced in 2015. The program is designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing talent at all leadership levels, including the executive level. The executive team regularly discusses organizational talent and conducts talent review sessions on a quarterly basis. Development plans have been put in place for all senior level positions of the Company. The succession planning process also includes identification of interim replacements in the event of an emergency situation, which would require an immediate replacement of the CEO or any of his direct reports.
The Compensation Committee has responsibility for overseeing the performance evaluation of and succession planning for the CEO and the other executive officers.
The Compensation Committee receives an annual report from the CEO regarding the skills and competencies required for each executive role and the status and development requirements of internal succession candidates. The Compensation Committee also receives formal reports midway through the year and at year end on the performance evaluation leadership development progress for each of the executives.
Compensation Risk Management
The Compensation Committee has responsibility for oversight and management of compensation related risk at Silver Standard. As part of its mandate, the Compensation Committee annually, and otherwise as considered necessary, reviews risks associated with the Company’s compensation philosophy, structure, policies and practices. The Compensation Committee is satisfied that the Company’s executive compensation structure does not create undue risks or promote inappropriate risk-taking behavior.
The following are key risk mitigation features of our compensation policies and practices:

•	limits on STI and PSU awards, based on predefined plan provisions and calculation formulae including caps on payouts;

•	proportionately greater award opportunity derived from the LTI plan compared to the STI plan, creating a greater focus on sustained Company performance over time;

•	use of two distinct LTI vehicles – PSUs and Options – that vest over a number of years, thereby providing strong incentives for sustained performance;

•
PSUs with overlapping performance periods: At any one time multiple PSU tranches are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance over time;

•	share ownership requirements for the CEO and all SVPs, monitored annually by the Compensation Committee, to ensure alignment with Shareholder interests over the long term;

•	Compensation Committee and Board discretion to adjust payouts under both the STI plan and the LTI plan to, among other things, take into account the risks undertaken to achieve performance;

•
incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total STI calculation, thereby enabling the Compensation Committee to direct a zero payout to any executive in any year if the individual executive performs poorly or engaged in activities that pose a financial, operational or other undue risk to the Company;

•	formal recoupment policy applicable to both cash and equity compensation of all employees (the recoupment policy is more fully described in “Executive Compensation Recoupment Policy” below); and

•	formal anti-hedging policy applicable to insiders, which includes all of the Company’s executive officers (the anti-hedging policy is more fully described in “Hedging of Securities” below).
The Compensation Committee has a risk assessment process to ensure that executive compensation continues to be appropriately structured and does not incent undue risk taking. Compensation risk management is also supported by the following additional practices at the Company:

•	the Company’s robust enterprise risk management system;

•	Board approval of annual budget and corporate performance objectives;

•	wholly independent Compensation Committee;

•	independent advisor to the Compensation Committee;

•	Board approval of material transactions and expenditures;

•	robust internal control over financial reporting; and

•
annual attestation of and periodic training for governance policies, including a Code of Conduct and Business Ethics (“Code of Conduct”), a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Compliance Policy.

Based on the risk assessment process, the Compensation Committee has a thorough understanding of the potential risks and mitigating factors associated with the Company’s executive compensation structure. Having assessed these risks and mitigating factors, the Board and the Compensation Committee believe that the compensation program does not incent executives to take undue risks. The Company’s compensation approval process and other governance practices further mitigate executive compensation risks.

The Compensation Committee also stress-tests the range of total annual compensation payouts under various performance scenarios to ensure that the range of payouts appropriately rewards performance and is consistent with compensation opportunities in comparator companies. The Compensation Committee reviews the value of long term incentives awarded (vested and unvested) to the CEO and SVPs under various share price performance scenarios and believes that the potential range of value realized for executives is aligned with Shareholder value creation.
Executive Compensation Recoupment Policy
The Board has approved an Executive Incentive Compensation Recoupment Policy that entitles it to require executives to (i) reimburse the Company for or (ii) forfeit any bonus, STI award or LTI award if the:

•	Company is required to prepare an accounting restatement or correct a material error relating to material non-compliance with any applicable financial reporting requirement; and

•	amount of the compensation that would have been awarded to the executive had the restatement not been required would have been lower than the amount actually awarded.
To date, this policy has not had to be applied.
Hedging of Securities
No director or officer of Silver Standard is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Silver Standard securities granted as compensation or held, directly or indirectly, by such director or executive officer.
Trading of Securities
All directors, officers and employees, including the NEOs, are subject to the Company’s Insider Trading Policy, which prohibits trading of Silver Standard securities while in possession of material undisclosed information and during regular or special blackout periods.
Components of Compensation
Our executive compensation program is made up of four components that have different objectives and target performance over different time periods: base salary, STI compensation, LTI compensation, and benefits and perquisites.

The following diagram outlines our total compensation structure:
As illustrated below, a substantial portion of the target total compensation for our CEO and our other NEOs is provided through at-risk-compensation that is dependent upon short- and long-term corporate performance and Common Share price appreciation. Any value ultimately realized by these executives is directly tied to the Company’s performance and Shareholder value.
COMPENSATION MIX

NEO compensation consists of the following components:

Components		Form	Period	Program Objectives and Details
Fixed	Base salary	Cash	Annual	Reflects an individual’s level of responsibility and accountability within the Company as well as experience
Variable	Short-term incentives	Cash	Annual
•    Each executive has a target annual bonus (% of base salary)
•    Payouts range from 0% to a maximum of 200% of target
•    Linked to the achievement of specific financial, operational and growth objectives
•    Payouts are determined on the basis of a combination of individual and corporate performance (for CEO, corporate performance only)

	Long-term incentives	PSUs	3 year performance period
•    Aligns executive reward with Shareholder value delivered
•    Typically 50% of annual LTI award
•    Vesting is dependent on achievement of TSR performance relative to the comparator group
•    PSUs are settled in cash or Common Shares purchased on the open market, as determined by the Compensation Committee

		Options	3 year vesting period, term = 7 years	• Aligns executive reward with Shareholder value via share price increments only • Typically 50% of annual LTI award • Vesting is time-based
Other Elements of Compensation
Benefits	Group health, dental, insurance benefits, group RRSP, employee share purchase plan		Active employment only (same terms for all corporate employees)
Perquisites	Parking		Annual
Base salary
Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company.
Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance and/or to reflect additional responsibilities.
Base salaries for each NEO are reviewed by our Compensation Committee and any proposed changes are approved by the independent members of the Board. For 2016, the base salary review was done in consultation with our CEO and Meridian. Our CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation. The Compensation Committee recommends all elements of the CEO’s compensation to the Board for approval.

Short-term incentive compensation
The objective of our STI plan is to have a significant portion of compensation at risk to motivate executives to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.
The STI payouts reward the achievement of both corporate and individual objectives and is paid in cash. Corporate objectives are derived from the Company’s annual business plan and are approved by the Board. STI plan payouts are scaled depending on actual performance compared to the approved objectives.
The award formula is as follows:

Base Salary	X	Annual Performance Incentive Target	X	Company Performance (0-200% of Target)	+	Individual Performance (0-200% of Target)
				70% Weight (100% for CEO)		30% Weight (n/a for CEO)
The target STI plan award ranges from 50% to 100% of base salary (actual payouts can range from 0 up to 200% of target for achievement of “stretch” objectives) and are weighted on achievement of corporate and individual objectives as follows:

	Target STI Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Individual Objectives
President and CEO	100	100%	n/a
Senior Vice Presidents	75	70%	30%
Vice Presidents	50	70%	30%
The “2016 Corporate Objectives” are set out in “Incentive Plan Awards – Short-Term Incentive Plan Results” below on page 55. The CEO develops individual objectives for each of the senior executives, which are submitted to the Compensation Committee for review and recommendation to the Board for final approval. Detailed information regarding the individual objectives for 2016 for NEOs, other than the CEO, is set out in “2016 Incentive Plan Awards” below on page 57.
We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Compensation Committee also retain the right to exercise discretion when making STI compensation recommendations to the Board to reflect extraordinary events and/or market conditions. There was no such discretion applied in 2016.

Long-term incentive compensation
The objective of the LTI program is to ensure the appropriate level of long-term risk/reward to motivate executive performance and provide retention of senior management. The LTI program includes Options and the PSU Plan. Option and PSU grants have equal dollar value at the time of grant and the total value of grants is based on the individual’s base salary and position in the Company. While not part of the regular LTI award structure for senior executives, the Company has the RSU Plan for mid-level management which may be used to grant RSUs to senior executives for extraordinary performance.
The target LTI award is also a multiple of salary, as indicated in the following chart:

	Target LTI Award % of Base Salary	Grant Value in Options	Grant Value in PSUs
President and CEO	200	50%	50%
Senior Vice Presidents	150	50%	50%
Vice Presidents	100	50%	50%
Stock Options
Under our Stock Option Plan, grants are made annually with an exercise price set at the market price of the underlying Common Shares, which is calculated as the greater of the: (i) closing price of our Common Shares on the TSX on the day preceding the applicable award date; and (ii) VWAP on the TSX for the five trading days preceding the applicable award date. The vesting schedule for our Options is generally as follows: 1/3 of Options granted vest on each of the first, second and third anniversaries of the date of grant. The term for exercising Options is seven years.
The number and value of Options granted to each executive is reviewed by the Compensation Committee and approved by the Board. An option pricing model is used to determine the number of Options granted to achieve the target grant date value.
Performance Share Units
PSUs are intended to increase the alignment of executive risk/rewards measured by our TSR relative to our defined peer group. Under the LTI plan, executive participants are eligible for PSU grants on an annual basis, subject to Board approval.
The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the greater of the: (i) closing price of our Common Shares on the trading date immediately preceding the award date; and (ii) VWAP for the five-day period immediately prior to the date of the award.
PSUs vest on the date on which the performance period ends. The number of PSUs that vest is based on achievement of the TSR comparator group as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the relative performance achieved. PSUs are paid out in cash to the participant or in Common Shares purchased in the open market, as determined by the Compensation Committee. The payout amount (in dollars) is determined by multiplying the number of PSUs vested by the five-day VWAP on the vesting date.

The performance percentage is determined as follows:

Performance Level (Relative TSR)	Payout (% of Grant Vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil
The following table sets out the TSR comparator groups and the performance periods for the PSUs awarded to our NEOs for performance periods beginning January 1, 2014, 2015 and 2016.

Comparator Companies	Tranche 5 January 1, 2014 – December 31, 2016	Tranche 6 January 1, 2015 – December 31, 2017	Tranche 7 January 1, 2016 – December 31, 2018
Alamos Gold	✓	✓	✓
Alexco Resource	✓	✓
Allied Nevada	✓	✓
Aurcana	✓	✓
Argonaut Gold			✓
AuRico Gold	✓	✓
Buenaventura	✓	✓	✓
Coeur Mining	✓	✓	✓
Endeavour Silver	✓	✓	✓
First Majestic Silver	✓	✓	✓
Fortuna Silver Mines	✓	✓	✓
Fresnillo	✓	✓	✓
Golden Star Resources	✓	✓	✓
Great Panther	✓	✓	✓
Guyana Goldfields			✓
Hecla Mining	✓	✓	✓
Hochschild	✓	✓	✓
IAMGOLD	✓	✓	✓
McEwen Mining	✓	✓	✓
Mandalay Resources			✓
New Gold	✓	✓	✓
Pan American Silver	✓	✓	✓
Primero Mining	✓	✓	✓
Scorpio	✓	✓
Silvercrest	✓	✓
Silvercorp Metals	✓	✓	✓
Tahoe Resources	✓	✓	✓
Torex Gold Resources			✓

Benefits and Perquisites
We offer group life, health and dental benefits, vacation time and other benefits to employees on a market-competitive level, ensuring that benefit costs are prudently managed. We also make payments for term life insurance, disability insurance, group registered retirement savings plan (“RRSP”) and employee share purchase plan (“ESPP”) to employees. These benefits are made available to our NEOs. No supplemental pension arrangements are provided to our NEOs. In addition, the NEOs receive a perquisite in the form of paid parking at the Vancouver corporate office.
Share Ownership Guidelines
In order to align executives’ interests with those of Shareholders and to mitigate against inappropriate risk taking, the Board approved and implemented the following share ownership guidelines for our CEO and SVPs in 2014:

Position	SSRI Requirement	Time to Comply from Jan. 1, 2015 or Date of Hire (whichever is later)
CEO	3 X base salary	5 years
SVPs	2 X base salary	5 years

In addition to Common Shares beneficially owned, half of the value of PSUs (the threshold level of vesting) and the full value of RSUs held by an executive officer are included when determining the value of Common Shares held by an executive. Executive officers are expected to use the after-tax cash proceeds from the exercise of Options or the vesting of PSUs and RSUs to achieve their share ownership requirement.
The following table summarizes the relationship between the share ownership position of the CEO and SVPs and the share ownership requirement applicable to each of them as at March 22, 2017 (in Canadian dollars).

Name/Title of CEO/SVP	Common Shares Beneficially Owned	Number of RSUs(1) Subject to Vesting	Eligible PSUs(1) Subject to Vesting	Value of Total Holdings(2) (C$)	Shareholding Requirements (C$)	Shareholding Requirements Met	Compliant
Paul Benson President and CEO	49,624	0	67,825	1,677,172	1,897,200	No	Yes (has until July 31, 2020)
Gregory Martin Senior Vice President and CFO	14,733	1,093	54,400	1,002,827	785,400	Yes	Yes
Alan Pangbourne Chief Operating Officer	10,710	0	67,525	1,117,196	938,400	Yes	Yes

(1)	100% of unvested RSUs and 50% of unvested PSUs count towards share ownership.

(2)	Value based on greater of: (i) value at time of acquisition/grant; and (ii) value calculated using closing market price of the Common Shares on the TSX on March 22, 2017 (C$14.28).

The following sections provide information on the following executives who were determined to be the Company’s NEOs for the year ended December 31, 2016:

•	Paul Benson, President and CEO;

•	Gregory Martin, Senior Vice President and Chief Financial Officer (“CFO”);

•	Alan Pangbourne, Chief Operating Officer;

•	Jonathan Gilligan, Vice President, Technical and Project Development; and

•	W. John DeCooman, Vice President, Business Development and Strategy
2016 Compensation Results
Summary Compensation Table
The table shows the total compensation earned by our NEOs for the fiscal years ending December 31, 2016, 2015 and 2014. The 2016 compensation amounts in the summary compensation table, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.324, the average exchange rate in effect for 2016. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar compensation paid in 2015 and 2014 has been restated in the summary compensation table using the same exchange rate of 1.324.

Name and principal position	Year	Salary(1) ($)	Share Based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)		All other compensation (4) ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Paul Benson(5) President and CEO	2016 2015 2014	467,995 186,538 Nil	468,150 Nil Nil	468,108 1,426,630 Nil	627,114 242,640 Nil	Nil Nil Nil	41,669 82,313 Nil	2,073,036 1,938,121 Nil
Gregory Martin Senior Vice President and CFO	2016 2015 2014	290,610 279,287 264,191	209,720 198,238 216,288	209,523 198,162 233,884	300,891 264,241 262,540	Nil Nil Nil	30,486 32,667 28,181	1,041,230 972,595 1,005,084
Alan Pangbourne Chief Operating Officer	2016 2015 2014	347,222 339,674 339,674	254,912 254,787 254,790	254,793 254,808 254,823	343,882 329,016 364,300	Nil Nil Nil	40,375 34,418 21,208	1,241,184 1,212,703 1,234,795
Jonathan Gilligan Vice President, Technical and Project Development	2016 2015 2014	264,191 257,078 264,191	132,327 132,229 132,124	132,137 132,108 378,963	184,854 150,787 178,989	Nil Nil Nil	110,287 99,273 72,312	823,796 771,475 1,026,579
W. John DeCooman Vice President, Business Development and Strategy	2016 2015 2014	235,507 230,601 230,601	115,549 115,411 149,022	115,309 115,328 182,100	157,439 138,533 147,585	Nil Nil Nil	23,679 23,372 22,271	647,483 623,245 731,579

(1)	NEOs are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.324 for 2016.

(2)
Amounts in this column represent the grant date value of PSUs. See detailed description of methodology and assumptions below this table under the heading “2016 Incentive Plan Awards – 2016 Share-Based Awards Valuation”.

(3)
Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO. For Mr. Benson in 2015, amount shown represents a new hire grant of 500,000 Options. See detailed description of valuation methodology and assumptions below this table under the heading “2016 Incentive Plan Awards – 2016 Option-Based Awards Valuation”.

(4)
All Other Compensation for NEOs is comprised of payments for health and dental benefits, term life insurance, disability insurance, group RRSP and ESPP payments made by us on their behalf, as applicable, and for Mr. Martin, Mr. Pangbourne, and Mr. DeCooman payment for parking at the corporate office in Vancouver. Payment includes $1,931 for relocation for Mr. Benson in 2016, $66,936 and $71,439 for relocation for Mr. Benson and Mr. Gilligan respectively, in 2015, and $56,860 for relocation for Mr. Gilligan in 2014. Payment also includes a one-time special bonus of $75,483 for Mr. Gilligan in recognition of his secondment to the GM leadership role at the Pirquitas mine in 2016. Payments made by the Company in respect of health and dental benefits, term life insurance, disability insurance, group RRSP and ESPP payments (which are made on behalf of all corporate employees of the Company) may comprise greater than 25% of the total perquisite value for individual NEOs.

(5)
Mr. Benson joined the Company as President and CEO effective August 1, 2015 at an annual salary of C$620,000. Mr. Benson does not receive additional compensation for his services as a director of the Company.

Incentive Plan Awards
Short-Term Incentive Plan Results
STI Plan – Corporate Objectives (100% weighting CEO; 70% other NEOs)
The Board approves STI targets each year based upon the recommendation of the Compensation Committee. When setting targets, the Board strives to make them challenging but achievable. The Compensation Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with the Safety and Sustainability Compensation Committee on our performance in meeting health, safety and environmental goals.
The Company’s corporate targets for achievement on STI targets in 2016 are set out in the table below.

Performance Measure		Weight	2016 Performance Range			Actual Result
			THRESHOLD (50%)	TARGET (100%)	STRETCH (200%)
OPERATING – 40%
Improving Safety		10%	TFIFR = 1.56 (1) (2015 Performance)	TRIF rate = 1.40 (1)	TFIF rate = 1.17(1)	6%	Threshold+ Achieved
			If fatality occurs, entire safety metric defaults to 0
Production	Marigold	10%	190 Au oz.	200 Au oz.	220 Au oz.	12.5%	Target Exceeded
	Pirquitas	5%	8.5M Ag oz.	9M Ag oz.	10M Ag oz.	10%	Target Exceeded
Direct Site Costs (2)(3)	Marigold	10%	$825/oz	$745/oz	$610/oz	14%	Target Exceeded
	Pirquitas	5%	$8.75/oz	$7.90/oz	$6.40/oz	8%	Target Exceeded
GROWTH – 50%
Brownfields Exploration Reserves Replacement		15%	75% replacement of mined depletion	100% replacement of mined depletion	200% replacement of mined depletion	21%	Target Exceeded
Corporate Development		35%	Successful progress on strategically important transactions (Discretionary metric)			50%	Target Exceeded(4)
SUSTAINABILITY – 10%
Marigold Permitting		5%	Agency scoping completed Q2	Draft EIS submitted to Bureau Land Management	Notice of Availability published year-end	2.5%	Threshold Achieved
Pirquitas Planning		5%	Environmental closure plan and communication to authorities completed Q1 (pit mining)	Social/HR closure plan (mining ops) and full environmental closure plan completed Q2	Closure plan successfully implemented with no disruption to production	10%	Target Exceeded
			If major environmental incident occurs, entire environmental metric defaults to 0
100%			Corporate Result Approved by the Board			134%

(1)	Employees and contractors.

(2)	Mining + maintenance + process + site G&A costs / payable oz produced.

(3)
All corporate employees are subject to a performance multiplier based on corporate G&A. The multiplier is 1.0 if the corporate G&A result is at or below budget. The multiplier is 0.9 if the G&A result is at 2015 actual spend level. If G&A is above 2015 actual spend level, multiplier is zero and a zero rating will be applied for the “direct site cost” component of the performance measurement for all corporate employees. There is not a stretch element to this multiplier and therefore the multiplier cannot exceed 1.0.

(4)
Performance assessment based on several factors, including the acquisition of Claude Resources in May 2016, which was completed with strong market and Shareholder support which then transitioned to a safe and successful integration. At the new Seabee Gold Operation, Mineral Reserves were increased by 50% to 0.36 million gold ounces and continued operational improvements led to record gold production. In addition, portfolio rationalization and reduction of holding costs achieved through the sale of the Parral properties (Mexico) and the Diablillos project (Argentina) were also considered in the assessment of progress on strategically important transactions.

The Board approved a performance achievement of 134% on the 2016 corporate objectives.

2016 Incentive Plan Awards
STI Plan – Individual Objectives (0% weighting CEO; 30% other NEOs)
For the NEOs other than the CEO, the individual performance component is weighted at 30% of the target bonus, with the ability to exceed target based on accomplishments of the individual.

Name	2016 Base Salary $(1)	Target Bonus as % of Base Salary	Performance			Nature of Individual Objectives	Actual Bonus as % of Base Salary	Actual Bonus 2016 $(2)
			Corporate		Individual
Paul Benson President and CEO	467,995	100%	100% x 134%	+	-	-	134%	627,114
Gregory Martin Senior Vice President and CFO	290,610	75%	70% x 134%	+	30% x 148%	Lead financial discipline thematic within organization Integration of Claude Resources financial reporting/ business processes Pirquitas financial management/Chinchillas evaluation Marigold system improvement	138%	300,891
Alan Pangbourne Chief Operating Officer	347,222	75%	70% x 134%	+	30% x 128%	Marigold safety/production/cost Claude Resources – integration process/performance/safety Pirquitas closure Leadership	132%	343,882
Jonathan Gilligan (2) Vice President, Technical and Project Development	264,191	50%	70% x 134%	+	30% x 154%	Pirquitas safety/production/costs Pirquitas environmental, social and HR closure strategy and implementation Chinchillas strategy	140%	184,854
W. John DeCooman Vice President, Business Development and Strategy	235,507	50%	70% x 134%	+	30% x 133%	Business development focused on active portfolio management and M&A & divestments activity Management of investor relations program	134%	157,439

(1)	Amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.324 for 2016.

(2)	Jonathan Gilligan was seconded to the Pirquitas mine as General Manager for 2016.
2016 Share-Based Awards Valuation
For compensation purposes, the number of PSUs is based on a target award as a percentage of salary divided by the greater of the: (i) closing price of the Common Shares on the trading date immediately preceding the award date; and (ii) VWAP for the five-day period immediately prior to the date of the award.

The grant date fair value in the Summary Compensation Table set out above in “2016 Compensation Results – Summary Compensation Table” on page 54 is consistent with the accounting fair value recorded by the Company at the time of grant. The fair value of PSUs for accounting purposes is estimated based on the quoted market price of the Common Shares and our relevant ranking in the TSR comparator group as at the valuation date.
2016 Option-Based Awards Valuation

The value of Options granted in the years ended December 31, 2014, 2015 and 2016 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2016	2015	2014
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	0.6	1.0	1.6
Expected life (years)	4.2	4.2	4.2
Expected volatility (%)	59.5	57.9	52.1

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the estimated fair value of Options. The expected life of the Options considered such factors as the average length of time similar Option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. The grant date fair value in the Summary Compensation Table set out above in “2016 Compensation Results – Summary Compensation Table” on page 54 is the same as the accounting fair value recorded by the Company at the time of grant.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets out all outstanding Common Share- and Option-based awards for each NEO at December 31, 2016 (payout value of Options based on market value of C$12.01). Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.342 at December 31, 2016.

	Option-based Awards				Common Share-based Awards(2)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of Common Share-based awards that have not vested ($)	Market or payout value of vested Common Share-based awards not paid out or distributed ($)
Paul Benson	333,334 197,500	8.38 7.17	Aug 14, 2022 Jan 01, 2023	901,171 711,924	86,500	773,713	Nil
Gregory Martin	150,000 47,150 34,700 5,254 102,150 88,400	17.47 12.99 7.37 7.26 5.83 7.17	Jan 31, 2019 Jan 25, 2020 Jan 01, 2021 Jun 01, 2021 Jan 01, 2022 Jan 01, 2023	0 0 119,914 18,587 470,162 318,653	86,993	778,123	459,787
Alan Pangbourne	80,000 108,900 131,350 107,500	10.10 7.37 5.83 7.17	Mar 12, 2020 Jan 01, 2021 Jan 01, 2022 Jan 01, 2023	113,801 376,328 604,560 387,503	107,700	963,340	590,694
Jonathan Gilligan	56,500 23,334 68,100 55,750	7.37 11.18 5.83 7.17	Jan 01, 2021 Apr 01, 2021 Jan 01, 2022 Jan 01, 2023	195,248 14,424 313,442 200,961	55,900	500,007	306,310
W. John DeCooman	26,667 10,000 9,900 17,571 28,550 16,434 9,824 39,634 48,650	23.57 24.41 23.14 15.41 12.99 7.37 7.26 5.83 7.17	May 15, 2019 Dec 16, 2019 Jan 27, 2018 Jan 18, 2019 Jan 25, 2020 Jan 01, 2021 Jun 01, 2021 Jan 01, 2022 Jan 01, 2023	0 0 0 0 0 56,791 34,754 182,422 175,368	50,843	454,774	267,618

(1)
The value of the Options is based on a market value of C$12.01, the closing price per Common Share on the TSX as of December 31, 2016. These Options have not been, and may never be, exercised. Any actual gains will depend on the value of our Common Shares on the date the Options are exercised.

(2)
Common Share-based awards reflect PSUs granted to the NEOs. For Mr. Martin and Mr. DeCooman, Common Share-based awards include RSUs awarded on June 1, 2014 in recognition of their contribution to the Marigold mine acquisition.

•
Included in this column are the Tranche 6 and Tranche 7 PSUs. Value assumes vesting at 100% and is calculated based on a market value of C$12.01, the closing price per Common Share on the TSX as of December 31, 2016. These PSUs have not vested and may vest at a performance percentage significantly less than 100% and potentially not at all.

•	Amounts in this column for Mr. Martin, Mr. Pangbourne, Mr. Gilligan and Mr. DeCooman relate to Tranche 5 PSUs that vested December 31, 2016 and were paid on January 13, 2017.
The Option grant rate in 2016 was 0.77% (total Options granted / Silver Standard’s weighted average Common Shares outstanding in the year). The dilution for all Options at December 31, 2016 was 2.55% of Common Shares issued and outstanding.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table shows:

•	Total value of Options that vested during 2016;

•	Total value of PSUs that vested in 2016; and

•	STI awards earned in 2016 and paid in 2017.
Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.324 for 2016.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Paul Benson	1,396,432	Nil	627,113
Gregory Martin	54,203	475,685	300,891
Alan Pangbourne	45,938	598,675	343,882
Jonathan Gilligan	23,817	310,448	184,854
W. John DeCooman	55,347	289,338	157,439

(1)	Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their Options that vested in 2016, on the date they vested.

(2)
For Mr. Martin, Mr. Pangbourne, Mr. Gilligan and Mr. DeCooman, amounts in this column relate to the Tranche 5 PSUs which vested on December 31, 2016 and were paid on January 13, 2017. For Mr. Martin and Mr. DeCooman, the amounts also include the extraordinary one-time LTI award of RSUs of which one-third vested on June 1, 2016 and were paid on June 14, 2016.

(3)	Amounts in the column represent STI plan payments that were paid in March, 2017 for performance in 2016.
Termination and Change of Control Benefits
Employment Agreements
The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a “change of control” of the Company.
A “change of control”, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% or more of the Common Shares. “Good reason” will arise within 12 months following a change of control where a NEO is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.
Change of control benefits are granted to motivate executive officers to act in the best interests of the Company’s Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (i) termination without cause; and (ii) termination without cause or for good reason within 12 months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.
Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination without cause or following a change of control. The Company’s obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his confidentiality obligations.

The table below summarizes the termination and change of control benefits provided to our NEOs:

Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability, Retirement or Death	Change of Control
Base Salary – CEO	No payment	24 months	No payment	No payment	24 months payable if terminated without cause by Company or by CEO for good reason
Base Salary – other NEOs	No payment	24 months	No payment	No payment	24 months payable if terminated without cause by Company or by NEO for good reason
Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years	No payment	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years if terminated without cause by Company or by NEO for good reason
Options	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire on date of termination	Expire on the first anniversary of the date of death	All Options vest immediately upon a change of control
PSUs	Unless otherwise determined by the Compensation Committee, unvested PSUs are forfeited	Unless otherwise determined by the Compensation Committee, unvested PSUs are forfeited	Unless otherwise determined by the Compensation Committee, unvested PSUs are forfeited	The Compensation Committee has the discretion to determine that unvested PSUs vest and to determine the performance percentage to be applied
If the PSU Plan has been assumed by the acquirer and an executive is terminated other than for cause by Company or resigns with good reason then: (a) if the termination date is less than halfway through the performance period, the PSUs vest and are paid out at 100% in an amount proportionate to the elapsed performance period; and (b) if the termination date is more than halfway through the performance period, the PSUs vest and are paid out at 100%.
If the acquirer does not continue the PSU Plan, all outstanding PSUs vest 100%, or at such other percentage as is determined by the Compensation Committee, and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control.

RSUs	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Compensation Committee	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Compensation Committee	RSUs are forfeited in the event the applicable employee is terminated unless determined otherwise by the Compensation Committee	The Compensation Committee has the discretion to determine that unvested RSUs vest.
In the event of a change of control where the RSU Plan has been assumed by the acquirer, if the applicable employee is terminated other than for cause or resigns without good reason (as defined in the RSU Plan), then the RSUs fully vest and are paid out on the termination date. If the acquirer does not continue the RSU Plan, the RSUs fully vest and are paid out on the date of the change of control.

Amounts Payable on Termination without Cause
The table below sets out the estimated incremental payments that would have been due to each of the NEOs in the event of a termination without cause assuming termination on December 31, 2016. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the US dollar/Canadian dollar exchange rate of 1.342 at December 31, 2016.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	Share-Based Awards ($)	All Other Compensation ($)	Total ($)
Paul Benson	923,512	923,512	Nil	Nil	17,865	1,864,889
Gregory Martin	573,471	500,170	179,065	Nil	17,771	1,270,477
Alan Pangbourne	685,187	623,455	566,205	Nil	18,244	1,893,091
Jonathan Gilligan	521,338	303,810	234,644	Nil	13,151	1,072,943
W. John DeCooman	464,735	268,405	Nil	Nil	13,727	746,867
Amounts Payable on Termination on Change of Control
The table below sets out the estimated incremental payments that would have been due to each of the NEOs for termination on a change of control assuming termination on December 31, 2016. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.342 at December 31, 2016.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(1)	Share-Based Awards ($)(2)	All Other Compensation ($)	Total ($)
Paul Benson	923,512	923,512	1,613,095	255,757	17,865	3,733,741
Gregory Martin	573,471	500,170	927,316	403,088	17,771	2,421,816
Alan Pangbourne	685,187	623,455	1,482,192	497,617	18,244	3,306,695
Jonathan Gilligan	521,338	303,810	724,075	258,270	13,151	1,820,644
W. John DeCooman	464,735	268,405	449,335	243,572	13,727	1,439,774

(1)
Assumes no exchange of Options held by NEOs and the vesting of all outstanding Options. Calculated based on the difference between the closing price of our Common Shares on the TSX on December 31, 2016 (C$12.01) and the exercise price of the Option.

(2)
Assumes that the acquirer does not continue the PSU Plan. All outstanding PSUs vest 100% and are paid out in an amount proportionate to the elapsed performance period at the date of the change in control.

GOVERNANCE
About the Board
The mandate of our Board is to supervise management in its day-to-day conduct of our business and affairs.
The Board has a written charter that sets out its duties and responsibilities, including:

•	reviewing and approving strategic plans prepared or updated by management and monitoring progress in relation to strategic plans;

•	reviewing and approving programs and budgets for each fiscal year and monitoring the progress of programs and budget against approved objectives;

•	monitoring the integrity of our financial statements;

•	monitoring our compliance with legal and regulatory requirements;

•	monitoring and evaluating the performance of management, establishing compensation programs and succession planning and determining compensation of the CEO and senior management;

•	overseeing management’s implementation of environmental, community and health and safety policies and programs;

•	assisting management in identifying our principal business risks; and

•	ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of the Shareholders.
The full text of the charter is attached as Schedule “D” to the Circular.
The Company is listed on both the TSX and on Nasdaq. Although the Company is not required to comply with all of Nasdaq’s corporate governance requirements as if it were a U.S. corporation, our governance practices comply with Nasdaq requirements as if we were a U.S. domestic issuer.
Position Descriptions
The Board has developed written position descriptions for the Chair of the Board and each of its committees. The Chair of the Board is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the position description. The Board also requires that each chair of a committee, among other things, ensures (a) effective functioning of the committee, (b) that responsibilities and obligations of the committee are met, and (c) that the committee is organized to function independently of management.
The Board has developed a written position description for the CEO that specifies his responsibilities for the day-to-day operations of the Company, including (i) reviewing and implementing strategies to advance the Company’s mission and objectives and to promote revenue, profitability and growth as an organization, (ii) budgeting and monitoring performance against budget and (iii) identifying opportunities and risks and implementing appropriate risk mitigation strategies. The CEO is required to provide leadership and oversee the Company’s operations to ensure production efficiency, quality, service, and cost-effective management of resources.

Director Independence
A director is independent if he or she has no direct or indirect material relationship with the Company that the Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director will automatically be considered to have a material relationship with the Company.
All of our directors are considered to be independent other than Mr. Benson because he is our President and Chief Executive Officer. In addition, the Chair of the Board and all members of our Board committees are independent.
The independent directors hold regularly scheduled and ad hoc meetings without non-independent directors and members of management. At each regularly scheduled meeting of the Board, the Audit Committee and the Compensation Committee, the independent directors hold in-camera sessions. In-camera sessions at other committee meetings are held as considered necessary. In the year ended December 31, 2016, in-camera sessions without members of management present were held at seven of eleven Board meetings, four of five Audit Committee meetings, six of six Compensation Committee meetings, three of three CGN Committee meetings and four of four Safety and Sustainability Committee meetings.
Other Directorships
In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Peter W. Tomsett	Acacia Mining plc OZ Minerals Limited
Beverlee F. Park	Teekay LNG Partners TransAlta Corporation
Steven P. Reid	Eldorado Gold Corporation Gold Fields Limited
None of the directors of the Company currently serve together on the board of any other company.

Director Attendance
During the fiscal year ending December 31, 2016, the attendance record of the directors at Board and committee meetings was as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (11 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee (6 Meetings)	Corporate Governance and Nominating Committee (3 Meetings)	Safety and Sustainability Committee (4 Meetings)	Attendance Rate
A.E. Michael Anglin	11	-	6	-	4	100%
Paul Benson	11	-	-	-	-	100%
Brian R. Booth(1)	4	-	3	-	2	100%
Gustavo A. Herrero(2)	11	5	3	3	-	100%
Beverlee F. Park	11	5	-	-	4	100%
Richard D. Paterson	10	5	-	3	-	95%
Steven P. Reid	11	-	6	-	4	100%
Peter W. Tomsett	11	-	-	3	-	100%

(1)	Mr. Booth joined the Board on May 31, 2016, and was appointed to the Compensation Committee and the Safety and Sustainability Committee as of such date.

(2)	Mr. Herrero stepped off the Compensation Committee as of May 31, 2016.
Ethical Conduct
Our Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements.
The Board has approved the Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Compliance Policy to support the Company’s commitment to ethical business conduct. Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the Company’s other governance policies. The Audit Committee receives a report on the annual acknowledgements. The Chair of the Audit Committee receives reports of any incidents arising under these policies and is responsible to ensure appropriate investigation and reporting to the Audit Committee and the Board.
The Code of Conduct has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com. No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Conflicts of Interest
We are not aware of any existing or potential conflicts of interest between the Company and any of our directors or officers.
If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with applicable laws. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.
Board Committees
The Board has established four standing committees to assist it to carry out its mandate: the Audit Committee, the Compensation Committee, the CGN Committee and the Safety and Sustainability Committee.
The following table sets out the current members of the standing committees:

Name	Audit	Compensation	Corporate Governance & Nominating	Safety & Sustainability
A.E. Michael Anglin	-	✓	-	✓ Chair
Brian R. Booth	-	✓	-	✓
Gustavo A. Herrero	✓	-	✓ Chair	-
Beverlee F. Park	✓	-	-	✓
Richard D. Paterson	✓ Chair	-	✓	-
Steven P. Reid	-	✓ Chair	-	✓
Peter W. Tomsett	-	-	✓	-
All committee charters are reviewed annually and are posted on our website at www.silverstandard.com.
Audit Committee
All members of the Audit Committee are, and during 2016 were, independent and financially literate as defined under National Instrument 52-110 – Audit Committees. Mr. Paterson and Ms. Park are our Audit Committee financial experts.
The Audit Committee is responsible for:

•	overseeing financial reporting, internal controls, the internal audit function, the audit process and the establishment of “whistle-blower” and related policies;

•	recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation;

•	pre-approving audit, audit-related and tax services to be provided by the independent auditor; and

•	reviewing and recommending approval to the Board of our annual and quarterly financial statements and management’s discussion and analysis and our annual information form.
Additional information concerning the independent auditor, including the fees paid for services provided in the last two fiscal years, is contained in the Company’s Annual Information Form (or Annual Report on Form 40-F) for the fiscal year ended December 31, 2016 which has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).
Compensation Committee
All members of the Compensation Committee are, and during 2016 were, independent.
Additional disclosure regarding the Compensation Committee is provided in the Circular under the heading “Executive Compensation Discussion & Analysis – Compensation Governance” on page 40.
Corporate Governance and Nominating Committee
All members of the CGN Committee are, and during 2016 were, independent.
The CGN is responsible for:

•	reviewing the corporate governance policies and procedures of the Company;

•	identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of Shareholders;

•	in the event of any vacancy on the Board, identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

•	recommending to the Board, on an annual basis, director nominees for each Board committee.
Nomination of Directors; Diversity
The CGN Committee has responsibility for, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and nominees for appointment to committees of the Board. The CGN Committee is also responsible for analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.
The CGN Committee annually undertakes an assessment of desired board skills and competencies required to provide effective oversight for the execution by management of the Company’s strategic objectives. As part of the annual Board assessment process, directors answer questions relating to board composition, required experience and competencies and complete a skills matrix. The CGN Committee reviews this information to consider whether the current directors reflect the required mix of skills and experience and to determine whether a search should be undertaken for additional or replacement directors.

In reviewing potential director candidates, the CGN Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. This assessment involves the exercise of the CGN Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. The CGN Committee seeks to maintain Board composition that provides the best mix of skills and experience to support achievement of the Company’s strategy.
The CGN Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. The CGN Committee then makes recommendations to the Board regarding potential director candidates.
Safety and Sustainability Committee
All members of the Safety and Sustainability Committee are, and were during 2016, independent directors.
The duties and responsibilities of the Committee include:

•	reviewing and confirming the Company’s systems in the areas of safety, health, security, environment and community relations;

•
annually and as required, reviewing and monitoring the safety, health, security, environment and community relations performance against the Company’s established systems and report performance to the Board;

•	assessing the effectiveness of the Company’s safety, health, security, environment and community relations practices and policies to, in particular, identify and manage risks;

•	monitoring management’s action plans to address emerging issues and ensuring sufficient resources are allocated to address safety, health, security, environment and community relations matters;

•
ensuring that any aspects of safety, health, security, environment and community relations that may materially affect the Company’s current or future position, including compliance with legal and regulatory requirements, are reported to the Board and in accordance with the risk management process of the Audit Committee; and

•	reviewing the scope of potential environmental liabilities and obligations and the adequacy of the systems that manage and monitor these liabilities and obligations.
Orientation and Continuing Education
New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors also meet with members of the executive management team and country managers to educate themselves on the nature and operation of the Company’s business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.
All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.

Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company’s advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments.
A strategy meeting is organized, generally on an annual basis, with presentations relevant to the Company’s business and strategic objectives and is usually coordinated with a visit to a Company site to increase directors’ knowledge of and familiarity with the Company’s operations. In 2013, the directors attended a site visit to the Company’s Pirquitas mine in Argentina and in 2014, the directors attended a site visit to the Company’s Marigold mine in Nevada. Following Mr. Benson’s appointment as President and Chief Executive Officer in August 2015, the 2015 strategy meeting was held off-site in Kelowna, British Columbia. In February 2016, the directors attended a site visit to the Pirquitas mine and in August 2016 attended a site visit to the newly-acquired Seabee Gold Operation.
In addition to periodic presentations on topics relevant to matters for discussion at Board and committee meetings, the following presentations and education sessions were provided to the directors in 2016:

Date	Topic
February 2016	Post-Election Political Environment in Argentina
November 2016	EY Annual Report on Risks in Mining
At its meeting in February 2017, the CGN Committee reviewed a proposed director education program for 2017 on topics including global tax initiatives, tailings dam security and maintenance, and cybersecurity.
To facilitate access to director education, all of our directors are members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.
Assessments
The CGN Committee annually reviews the overall effectiveness of the Board, committees and individual directors. Individual performance is assessed based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and committees.

Evaluations are undertaken through formal questionnaires. The evaluation form asks the directors to assess the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources, managing the affairs of the Board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; Shareholder and corporate communications; legal obligations, and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The CGN Committee requests each director to complete the evaluations for return to the Company’s Corporate Secretary to summarize the results for the CGN Committee Chair. The CGN Committee Chair then discusses with individual directors the questionnaires as necessary, and reports the results to the CGN Committee and the Board. The CGN Committee reviews the results and makes any necessary recommendation to the Board for adoption.
DIRECTOR COMPENSATION
In 2016, our directors received the following compensation for serving on our Board:

•	Each director, other than the Chair of the Board, receives an annual director retainer of C$45,000;

•
The Chair of the Board receives an annual Board Chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee;

•	Each committee member, excluding the committee chair, receives an annual retainer of C$5,000;

•	The Audit Committee chair receives an annual retainer of C$20,000;

•	The Compensation Committee chair receives an annual retainer of C$15,000;

•	The other committee chairs receive an annual retainer of C$10,000;

•	Retainer fees may be paid in either cash or DSUs, at the election of the individual director; and

•	Directors are also provided an annual DSU award equivalent in value to C$80,000 for individual directors and C$140,000 for the Chair, paid quarterly.
In addition, a travel fee of C$4,500 per trip is payable to directors resident outside North America for attendance at Board meetings or site visits in North America. Directors are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.
The Compensation Committee periodically reviews Board compensation and recommends changes to director compensation when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Except for an increase in the annual retainer for the Audit Committee chair and the Compensation Committee chair effective January 1, 2015, there has been no increase in director compensation since 2012.

The Board has established share ownership guidelines for our directors. We expect each director to accumulate at least three times the sum of: (a) the annual cash retainer; and (b) the annual DSU award (in total C$375,000 for directors and C$750,000 for the Chair) of value in the Common Shares and/or DSUs, valued based on the greater of the acquisition cost and the market value, determined based on the 30-day VWAP of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the day immediately preceding the applicable date, to be achieved by the later of: (i) March 1, 2018; and (ii) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. As long as a director’s total cost base for Common Shares or DSUs he or she has acquired exceeds C$375,000, or C$750,000 in the case of the Chair, he or she will not be required to make up any shortfall in the value of his or her existing holdings.
The following table sets out all amounts of compensation provided to our directors, other than Mr. Benson, for the year ended December 31, 2016. Mr. Benson, our President and CEO, does not receive additional remuneration for his service as a director.

Name	Retainer Fees ($)(1)(3)	Share-Based Awards ($)(2)(3)	Option-Based Awards ($)(3)	All Other Compensation ($)(3)	Total Compensation ($)(3)
A.E. Michael Anglin	45,286	60,382	Nil	Nil	105,668
Brian R. Booth(4)	23,649	35,333	Nil	Nil	58,982
Gustavo A. Herrero	47,173	60,382	Nil	Nil	107,555
Beverlee F. Park	41,513	60,382	Nil	Nil	101,894
Richard D. Paterson	52,834	60,382	Nil	Nil	113,216
Steven P. Reid	49,060	60,382	Nil	Nil	109,442
Peter W. Tomsett	83,025	105,668	Nil	Nil	188,693

(1)
Amounts in this column represent the annual retainer fees for service as a director and committee member. Directors may elect to take all or a portion of those fees in cash and/or DSUs (see table below for further detail).

(2)	The amounts in this column represent the annual DSU award provided to directors for 2016.

(3)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.324 for 2016.

(4)	Mr. Booth joined the Board on May 31, 2016.

DSU Plan
The Board adopted a DSU plan effective July 1, 2008 to more closely align the interests of our directors with the interests of the Shareholders. Our directors are not eligible for Option awards. Under the DSU plan: (a) directors are awarded annual DSU grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of the Common Shares on the date the DSUs are credited to a director’s account; (d) directors are credited with additional DSUs for dividends paid on the Common Shares, if any, while they hold DSUs; (e) DSUs are credited to a director’s account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Common Shares at the time of redemption.
The following table sets out the compensation provided to our directors, other than Mr. Benson, taken in cash and DSUs, for the year ended December 31, 2016.

Name	Retainer Fees ($)(1)	Annual DSU Grant ($)(1)	Total Compensation Earned ($)(1)	Compensation Taken in DSUs ($)(1)	Compensation Taken in Cash ($)(1)
A.E. Michael Anglin	45,286	60,382	105,668	105,668	Nil
Brian R. Booth(2)	23,649	35,333	58,982	35,333	23,649
Gustavo A. Herrero	47,173	60,382	107,555	107,555	Nil
Beverlee F. Park	41,513	60,382	101,894	101,894	Nil
Richard D. Paterson	52,834	60,382	113,216	113,216	Nil
Steven P. Reid	49,060	60,382	109,442	84,912	24,530
Peter W. Tomsett	83,025	105,668	188,693	188,693	Nil

(1)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.324 for 2016.

(2)	Mr. Booth joined the Board on May 31, 2016.

Outstanding Option- and Share-Based Awards
The following table sets out all outstanding Option- and Common Share-based awards for each of our directors, other than Mr. Benson, at December 31, 2016.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of DSUs that have Not Vested (#)	Market or Payout Value of DSUs that have Not Vested ($)	Market or Payout Value of Vested DSUs Not Paid Out or Distributed ($)(2)
A.E. Michael Anglin	N/A	N/A	N/A	N/A	Nil	Nil	866,020
Brian R. Booth	N/A	N/A	N/A	N/A	Nil	Nil	26,147
Gustavo A. Herrero	N/A	N/A	N/A	N/A	Nil	Nil	613,500
Beverlee F. Park	N/A	N/A	N/A	N/A	Nil	Nil	352,003
Richard D. Paterson	N/A	N/A	N/A	N/A	Nil	Nil	908,867
Steven P. Reid	N/A	N/A	N/A	N/A	Nil	Nil	454,528
Peter W. Tomsett	N/A	N/A	N/A	N/A	Nil	Nil	1,569,866

(1)	No Options are held by directors. Directors are not eligible participants under the Stock Option Plan.

(2)
Amounts in this column reflect the value of the aggregate number of DSUs received by directors for their annual DSU award and retainer fees taken in DSUs. DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Calculated based on the closing price of our Common Shares on the TSX on December 31, 2016 (C$12.01). Converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.342 at December 31, 2016.

DSU Plan Awards – Value Vested or Earned During the Year
The following table sets out the value of the annual DSU grant and retainer fees paid in DSUs provided to each of our directors, other than Mr. Benson, vested or earned during the year ended December 31, 2016:

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)(1)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
A.E. Michael Anglin	N/A	127,488	N/A
Brian R. Booth(3)	N/A	26,497	N/A
Gustavo A. Herrero	N/A	130,627	N/A
Beverlee F. Park	N/A	122,935	N/A
Richard D. Paterson	N/A	136,594	N/A
Steven P. Reid	N/A	102,446	N/A
Peter W. Tomsett	N/A	227,657	N/A

(1)
DSUs vest immediately and are credited to each director’s account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Calculated based on the closing price of our Common Shares on the TSX on December 31, 2016 (C$12.01).

(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.324 for 2016.

(3)	Mr. Booth joined the Board on May 31, 2016.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out information as of the end of the Company’s most recently completed financial year, December 31, 2016, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	3,038,707	8.52	4,125,401
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,038,707	8.52	4,125,401

(1)
Numbers in this row refer to Options to purchase securities of the Company pursuant to the Stock Option Plan. The maximum number of Common Shares reserved for issuance under the Stock Option Plan at any time is 6% of the Company’s issued and outstanding Common Shares at that time.

If all 3,038,707 Options outstanding at December 31, 2016 were exercised for Common Shares, the Common Shares which would be issued upon such exercise would total approximately 2.55% of the issued and outstanding Common Shares at December 31, 2016 on a non-diluted basis.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of the Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.
MANAGEMENT CONTRACTS
All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the company and its subsidiaries.
ADDITIONAL INFORMATION
Additional information relating to Silver Standard is available on Silver Standard’s website at www.silverstandard.com, on SEDAR under Silver Standard’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml Financial and other information of Silver Standard is provided in its audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2016, which can be found under Silver Standard’s profile on SEDAR at and will be sent without charge to any security holder upon request by contacting the Corporate Secretary of Silver Standard at suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1G4, by telephone: (604) 484-8217 or toll free at 1-888-338-0046.

DIRECTORS’ APPROVAL
The contents and the sending of the Circular to Shareholders has been approved by the Board.
DATED at Vancouver, British Columbia, this 22nd day of March, 2017.
BY ORDER OF THE BOARD
(signed) “Paul Benson”
Paul Benson
President and Chief Executive Officer of
Silver Standard Resources Inc.

SCHEDULE "A"
SHARE COMPENSATION PLAN RESOLUTION

“BE IT RESOLVED THAT AS AN ORDINARY RESOLUTION THAT:

1.
The share compensation plan of the Company (the “Share Compensation Plan”) as described in the management information circular of the Company dated March 22, 2017 and attached as Schedule “C” thereto, is hereby approved, subject to the Company obtaining all required approvals from the Toronto Stock Exchange and any other regulatory authorities;

2.	All unallocated entitlements under the Share Compensation Plan be and are hereby approved;

3.	The Company have the ability to continue granting awards under the Share Compensation Plan until the date that is three (3) years from the date on which these resolutions are passed; and

4.
Any director or officer of the Company is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.”

A-1

SCHEDULE "B"
NAME CHANGE RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The Company is authorized to file a notice of alteration (the “Notice of Alteration”) pursuant to the British Columbia Business Corporations Act to alter the notice of articles of the Company (the “Articles”) to change its name from Silver Standard Resources Inc. to "SSR Mining Inc.", or such other name that the board of directors of the Company (the "Board"), in its sole discretion, deems appropriate and as may be approved by the regulatory authorities (including the Toronto Stock Exchange);

2.
Any director or officer of the Company be and is hereby authorized and directed to execute, deliver and file, or cause to be delivered and filed, the Notice of Alteration with the Registrar of companies and to do and perform all such acts and things, sign such documents and take all such other steps as, in the opinion of such director or officer, may be considered necessary or desirable to carry out the purpose and intent of these resolutions;

3.	Upon the Notice of Alteration becoming effective in accordance with applicable law, the Articles shall be altered accordingly;

4.
Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board is hereby authorized and empowered, if it decides not to proceed with the Name Change Resolution, to revoke this special resolution in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders of the Company; and

5.
Any director or officer of the Company is hereby authorized and directed to do or cause to be done all acts and things and to execute and deliver all agreements, forms, notices, certificates, confirmations and other documents or instruments, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to these resolutions, such determination to be conclusively evidenced by the execution and delivery of such agreement, form, notice, certificate, confirmation or other document or instrument or the doing of any such act or thing."

B-1

SCHEDULE “C”
SHARE COMPENSATION PLAN
(attached)

C-1

SILVER STANDARD RESOURCES INC.
(the “Company”)
SILVER STANDARD RESOURCES INC. 2017 SHARE COMPENSATION PLAN
(as approved by the directors of the Company on the 22nd day of March, 2017 and confirmed by the shareholders of the Company on the 4th day of May, 2017)
Article 1.
PURPOSE OF THIS PLAN
This Plan is intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating the performance of selected Eligible Persons of high caliber and potential upon whose judgement, initiative and effort the Company is largely dependent for the successful conduct of its business, and to encourage and enable such Eligible Persons to acquire and retain an equity interest in the Company.
Article 2.
DEFINITIONS

2.1	Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms have the following meanings:

(a)
“Administrator” means the Corporate Secretary of the Company or such other director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

(b)	“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (British Columbia);

(c)
“Aggregate Plans” means this Plan and all of the Company’s other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued Common Shares;

(d)	“Applicable Options” has the meaning ascribed thereto in Section 11.3(a)(i);

(e)	“Applicable Restricted Share Units” has the meaning ascribed thereto in Section 11.3(b)(i);

(f)	“Award” means any Option, Restricted Share Unit or Performance Share Unit granted under this Plan;

(g)
“Blackout Period” means an interval of time during which the Company has determined that one or more Participants may not trade securities of the Company because they may be in possession of undisclosed material information pertaining to the Company;

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(h)	“Board” means the board of directors of the Company, as constituted from time to time;

(i)	“Business Combination” has the meaning ascribed thereto in Section 2.1(m);

(j)	“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close;

(k)
“Cashless Exercise Sale Price” means the volume weighted average sale price received by the Company upon the sale of Common Shares to cover the Exercise Price of Options that are being exercised pursuant to Section 8.5;

(l)
“Cause” means “Cause”, or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company or a Related Entity of the Company and, if there is no such definition or agreement, means any of the following:

(i)	a breach by the Participant of a material term of the applicable employment, engagement or consulting agreement (if any);

(ii)	the repeated and demonstrated failure by the Participant to perform the material duties of his position in a competent manner;

(iii)	the conviction of the Participant for a criminal offence involving fraud or dishonesty, or which otherwise adversely impacts the reputation of the Company or a Related Entity of the Company;

(iv)	failure of the Participant to act honestly or in the best interest of the Company or a Related Entity of the Company;

(v)	failure of the Participant to comply with any Company rules or policies of a material nature;

(vi)
failure of the Participant to obey reasonable instructions provided by him in the course of employment, within five calendar days after receiving written notice of such disobedience from the Company or a Related Entity of the Company; or

(vii)	any actions or omissions on the part of the Participant constituting gross misconduct or negligence resulting in a risk of material harm to the Company or a Related Entity of the Company;

2

(m)	“Change of Control” means, except as otherwise provided herein with respect to Awards to U.S. Participants, the occurrence of one or more of the following events:

(i)
individuals who, as of the Effective Date, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors (“Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, including by reason of any agreement intended to avoid or settle any Election Contest or proxy contest, shall be deemed an Incumbent Director;

(ii)
any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holder thereof to cast more than 50% of the voting rights attaching to all shares of the Company which may be cast to elect directors of the Company (the "Company Voting Securities"), provided, however, that the events described in this paragraph (ii) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities:

A.	by the Company or a subsidiary;

B.	by any employee benefit plan sponsored or maintained by the Company or any subsidiary;

C.	by any underwriter temporarily holding securities pursuant to an offering of such securities;

D.	pursuant to a Non-Qualifying Transaction (as defined below); or

E.
from the Company pursuant to a transaction (other than one described in (iii) below), if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause shall not constitute a Change of Control;

(iii)
the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries (a “Business Combination”), unless immediately following such Business Combination:

3

A.
Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of (1) the entity resulting from such Business Combination (the “Surviving Entity”), or (2) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”);

B.
no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 50% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity); and

C.
at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination;

(any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a “Non-Qualifying Transaction”);

(iv)	the approval by the Board or shareholders of the Company of a complete liquidation or dissolution of the Company;

(v)	a sale or other disposition of all or substantially all of the property or assets of the Company, other than to an Affiliate or pursuant to a Non-Qualifying Transaction; or

(vi)	any determination by the majority of Incumbent Directors of the Company that a Change of Control has occurred.

(n)
“Closing Price” of Common Shares at any relevant date means the closing trading price of the Common Shares on the TSX (or any other Stock Exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) on the last Trading Day immediately preceding such date; provided that, if the Common Shares are not listed and posted for trading on any Stock Exchange at the time such calculation is to be made, the “Closing Price” shall be the market price of a Common Share as determined by the Board in good faith;

(o)	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

4

(p)
“Committee” means the Compensation Committee of the Board, or such other committee or Persons (including, in the absence of a committee, the Board) as may be designated from time to time to administer this Plan;

(q)
“Common Shares” means the common shares without par value in the capital of the Company as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 14 hereof, “Common Shares” thereafter means the shares or other securities or property which such Participant is entitled to purchase or receive, pursuant to this Plan, after giving effect to such adjustment;

(r)	“Company” means Silver Standard Resources Inc. and includes any successor company thereto;

(s)	“Company Voting Securities” has the meaning ascribed thereto in Section 2.1(m);

(t)	“Control” has the meaning ascribed thereto in Section 2.23 of National Instrument 45-106 – Prospectus Exemptions;

(u)
“Disability” means, in the case of a Participant who is a member of a long-term disability plan of the Company or an Affiliate of the Company, the Participant’s physical or mental long-term inability to substantially fulfill his duties and responsibilities on behalf of the Company or, if applicable, an Affiliate of the Company in respect of which the Participant commences receiving, or is eligible to receive, long-term disability benefits under such long-term disability plan of the Company or an Affiliate of the Company and, in the case of a Participant who is not a member of a long-term disability plan of the Company or an Affiliate of the Company, a physical or mental impairment that prevents the Participant from engaging in any employment for which the Participant is reasonably suited by virtue of the Participant’s education, training or experience and that can reasonably be expected to last for the remainder of the Participant’s lifetime, as determined by the Board. Notwithstanding the foregoing, for U.S. Participants Disability has the meaning ascribed to it under Section 409A of the Code and applicable regulations.

(v)	“Effective Date” has the meaning ascribed thereto in Section 4.1;

(w)
“Elected Redemption Date” means the date elected by a Participant, who is not a U.S. Participant, pursuant to Section 9.12(a) or, as applicable, the date elected by a U.S. Participant pursuant to Section 9.12(b);

(x)	“Election Contest” has the meaning ascribed thereto in Section 2.1(m);

(y)	“Eligible Person” means an Employee or a Service Provider of the Company or a Related Entity of the Company;

5

(z)
“Employee” means an individual who is considered an employee under the Income Tax Act (Canada) or any equivalent legislation in a jurisdiction in which the Company operates (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(aa)
“Exercise Price” means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 14.1, “Exercise Price” thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

(bb)	“Expiry Date” the date on which an Award expires;

(cc)
“Good Reason” means “Good Reason”, or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company or an Affiliate of the Company and, if there is no such definition or agreement, “Good Reason” will arise within twelve (12) months following a Change of Control where the Participant was induced by the actions of the employer to resign or terminate their employment or engagement other than on a purely voluntary basis as a result of the occurrence of one or more of the following events without the Participant’s written consent, such resignation to be effective only if the Participant has provided written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within a thirty (30) day period:

(i)	a materially adverse change in the Participant’s position, duties or responsibilities,

(ii)	a materially adverse change in the Participant’s reporting relationship that is inconsistent with the Participant’s title or position,

(iii)	a reduction by the employer of the base salary of the Participant,

(iv)	a material reduction by the employer in the aggregate level of health & welfare benefits made available to the Participant, or

(v)	the permanent relocation by the employer of the Participant’s principal office by more than eighty (80) kilometers from the location where the Participant worked when the Change of Control occurred;

(dd)	“Incumbent Director” has the meaning ascribed thereto in Section 2.1(m);

(ee)	“Insider” has the meaning ascribed thereto in the TSX Company Manual;

(ff)	“Legal Representative” has the meaning ascribed thereto in Section 8.4;

6

(gg)
“Market Price” of Common Shares at any relevant date means the volume weighted average trading price of the Common Shares on the TSX (or any other Stock Exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over the thirty Trading Days on which a board lot of Common Shares was traded immediately preceding such date, calculated by dividing the total value of all such trades by the total volume of Common Shares so traded; provided that, if the Common Shares are not listed and posted for trading on any Stock Exchange at the time such calculation is to be made, the “Market Price” shall be the market price of a Common Share as determined by the Board in good faith. For the purpose of Section 8.1 only, the Market Price shall be calculated using the five Trading Days on which a board lot of Common Shares was traded immediately preceding such date rather than thirty Trading Days;

(hh)	“Non-Qualifying Transaction” has the meaning ascribed thereto in Section 2.1(m);

(ii)	“Notice of Exercise” has the meaning ascribed thereto in Section 8.4;

(jj)	“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

(kk)	“Option Expiry Date” has the meaning ascribed thereto in Section 8.2;

(ll)
“Options” means stock options granted hereunder to purchase authorized but unissued Common Shares from the Company pursuant to the terms and conditions hereof, as evidenced by a notice of award, and “Option” means any one of them;

(mm)
“Outstanding Common Shares” at the time of any issuance of Common Shares or the grant of an Award, means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Awards in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange;

(nn)	“Parent Entity” has the meaning ascribed thereto in Section 2.1(m);

(oo)	“Participant” means an Eligible Person to whom an Award has been granted under this Plan;

(pp)	“Performance Percentage” has the meaning ascribed thereto in Section 9.6;

(qq)
“Performance Period” means a period, as determined by the Board in accordance with Section 9.3, in respect of which a Participant may be or become entitled to receive any amount payable in respect of Performance Share Units;

7

(rr)
“Performance Share Unit” means an unfunded and unsecured right granted to a Participant to receive, upon the satisfaction of certain criteria, a Common Share or payment in accordance with the provisions of this Plan and includes any dividend equivalent Performance Share Units awarded to a Participant in respect of such Performance Share Units;

(ss)
“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, unlimited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

(tt)	“Plan” means this Silver Standard Resources Inc. 2017 Share Compensation Plan, including all Schedules hereto, as the same may from time to time be supplemented or amended and in effect;

(uu)	“Prior Grants” has the meaning ascribed thereto in Section 16.8;

(vv)	“Redemption Date” means the date on which a Share Unit is redeemed;

(ww)
“Redemption Notice” means a notice, submitted to the Company through its electronic compensation plan system or in such other form designated by the Company, pursuant to which the Participant may elect to redeem Vested Share Units and select the percentage of such redeemed Share Units that are to be redeemed for Common Shares issued from treasury;

(xx)	“Regulatory Authority” means a Stock Exchange and all securities commissions or similar securities regulatory authorities having jurisdiction over the Company;

(yy)	“Related Entity” means an Affiliate or a “subsidiary” of the Company as defined in the Business Corporations Act (British Columbia);

(zz)
“Restricted Share Unit” means an unfunded and unsecured right granted to a Participant to receive one or more Common Shares or payments in accordance with the provisions of this Plan and includes any dividend equivalent Restricted Share Units awarded to a Participant in respect of such Restricted Share Units;

(aaa)
“Retires” or “Retirement” means the resignation of an Eligible Person which the Board, in its sole discretion, determines to treat as a retirement, including subject to any conditions imposed by the Board;

(bbb)	“Securities Act” means the Securities Act (British Columbia), as amended from time to time;

(ccc)	“Separation from Service” means separation from service as such term is defined under Section 409A of the Code;

8

(ddd)
“Service Provider”, as set out in section 613 of the TSX Company Manual, means a person or company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more and, for greater certainty, does not include an Employee;

(eee)	“Share Unit Account” has the meaning ascribed thereto in Section 9.8;

(fff)	“Share Units” means Performance Share Units and Restricted Share Units, as applicable, and “Share Unit” means any one of them;

(ggg)	“Share Unit Expiry Date” has the meaning ascribed thereto in Section 9.11;

(hhh)	“Stock Exchange” means the TSX and the NASDAQ Stock Market, and any other stock exchange on which the Common Shares are listed or posted for trading;

(iii)	“Surviving Entity” has the meaning ascribed thereto in Section 2.1(m);

(jjj)	“Target Milestones” means performance targets determined pursuant to Section 9.4;

(kkk)	“Termination Date” means:

(i)
in the case of a Participant who is not a U.S. Participant, the Participant’s last day of active employment with the Company or a Related Entity of the Company or last active day as a Service Provider with the Company or a Related Entity, provided that, if such day is not a Trading Day, the Termination Date shall be the Trading Day immediately preceding such day, notwithstanding Section 3.1(f); and

(ii)	in the case of a U.S. Participant, the date on which the U.S. Participant experiences a Separation from Service.
For greater certainty, the determination of the Termination Date of a Participant shall not include any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment;

(lll)
“Trading Day” means any date on which the Stock Exchange is open for the trading of Common Shares and on which at least a board lot of Common Shares is traded, provided that, if the Common Shares are listed on more than one Stock Exchange, “Trading Day” means any date on which the Stock Exchange on which the majority of the Company’s trading occurs is open for the trading of Common Shares and on which at least a board lot of Common Shares is traded;

(mmm)	“TSX” means the Toronto Stock Exchange;

(nnn)	“U.S. Participant” means an Eligible Person who is a U.S. citizen or a U.S. resident, in each case as defined in Section 7701(a)(3)(A) and Section 7701(b)(1)(A) of the Code;

9

(ooo)	“Vested Performance Share Units” has the meaning ascribed thereto in Section 9.7;

(ppp)	“Vested Restricted Share Units” has the meaning ascribed thereto in Section 9.1;

(qqq)	“Vested Share Units” means Vested Performance Share Units and Vested Restricted Share Units, as applicable, and “Vested Share Unit” means any one of them;

(rrr)	“Vesting Date” means:

(i)	each date on which Options granted to a Participant vest as determined by the Board, in its sole discretion, in accordance with Section 8.3;

(ii)	for Performance Share Units granted to a Participant, the date on which the Performance Period ends; and

(iii)	each date on which Restricted Share Units granted to a Participant vest as determined by the Board, in its sole discretion, in connection with such grant; and

(sss)	“voting power” has the meaning ascribed thereto in Section 2.1(m).
Article 3.
INTERPRETATION

3.1	Interpretation. In this Plan, except as otherwise expressly provided:

(a)	any reference in this Plan to a designated “Article”, “Section” or other subdivision or Schedule is a reference to the designated Article, Section or other subdivision of or Schedule to this Plan;

(b)
the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Plan as a whole and not to any particular Article, Section or other subdivision of, or Schedule to, this Plan;

(c)	the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

(d)
words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(e)
unless otherwise provided, all amounts are stated in Canadian dollars and are to be paid in Canadian dollars, U.S. dollars or any other currency that is accepted as legal tender in the countries in which the Company operates; and

10

(f)	where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.
Article 4.
EFFECTIVE DATE OF PLAN

4.1	Effective Date of this Plan. The effective date (the “Effective Date”) of this Plan is May 4, 2017, the date on which this Plan was approved by the shareholders of the Company.

4.2
Three Year Shareholder Approval. In accordance with the requirements of the TSX, any unallocated Awards under the rolling 6.5% maximum allowed under Section 6.1 will require the further approval of the Board and shareholders of the Company at least once during each three (3) year period that has elapsed from the Effective Date.

Article 5.
ADMINISTRATION OF PLAN

5.1
Administration of Plan. This Plan shall be administered by the Board, taking into consideration any recommendations from the Committee. Subject to the provisions of this Plan, applicable laws and any approvals required of any regulatory authorities to which the Company is subject, including any Stock Exchange, the Board shall have the power and authority to make all decisions relating to the administration and implementation of this Plan including, without limitation, determining the types and number of Awards to be granted and the terms of such Awards. Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award are within the sole discretion of the Board and may be made at any time. Such designations, determinations, interpretations and other decisions shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Award.

5.2
Delegation. Subject to applicable laws and the rules of any regulatory authorities to which the Company is subject, including the Stock Exchange, the Board may delegate to the Committee or any director, officer or employee of the Company such duties and powers of the Board relating to this Plan as it may see fit. To the extent the Board has delegated any such duties and powers to the Committee or any such individual then all references in this Plan to the Board shall be read as the Committee or any such individual, as applicable, to the extent such reference relate to the duties and powers that have been so delegated.

Article 6.
COMMON SHARES AVAILABLE FOR AWARDS

6.1
Common Shares Available. Subject to Section 6.2 and to adjustment as provided in Article 14, the aggregate number of Common Shares that may be issuable pursuant to the Aggregate Plans, shall not at any time exceed 6.5% of the then Outstanding Common Shares.

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6.2
Common Shares Available for Full-Value Awards. For the purposes of Section 6.1, and subject to Section 6.3, the aggregate number of Common Shares that may be issuable pursuant to Share Units awarded under this Plan shall not at any time exceed 2% of the then Outstanding Common Shares, and no Share Unit may be granted if such grant would have the effect of causing the total number of Common Shares potentially issuable in respect of Share Units to exceed the percentage set out above in this Section 6.2.

6.3
Other Accounting for Award. Any Common Shares related to an Award which has been exercised or which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under this Plan. Common Shares shall not be deemed to have been issued pursuant to this Plan with respect to any portion of an Award that is settled in cash or by delivery to a Participant of Common Shares purchased through the facilities of any Stock Exchange, in accordance with the terms of this Plan.

6.4
Reservation of Shares. The Board will reserve for allotment, from time to time, out of the authorized but unissued Common Shares, sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards.

6.5	No Fractional. No fractional Common Shares may be purchased or issued under this Plan.
Article 7.
GRANT OF AWARDS

7.1
Eligible Persons. Subject to the rules set out below, the Board may, from time to time, grant to any Eligible Person one or more Awards, as the Board deems appropriate, in its sole discretion. A Participant, who holds any Award at the time of the granting of a subsequent Award, may hold more than one type of Award. No grants of Performance Share Units shall be made by the Board more than 90 days following the commencement of the applicable Performance Period.

7.2
Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Board authorizes the grant of such Award or such future date as specified by the Board at the time the grant of such Award is authorized.

7.3
Number of Common Shares / Maximum Grant. The number of Common Shares that may be purchased under any Award, or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares, will be determined and fixed by the Board at the date of grant, provided that:

(a)
the number of Common Shares reserved for issuance to any one Participant pursuant to the Aggregate Plans within any one (1) year period shall not, in aggregate, exceed 5% of the total number of Outstanding Common Shares; and

(b)	the number of Common Shares:

(i)	issuable, at any time, to Participants that are Insiders, and

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(ii)	issued to Participants that are Insiders within any one (1) year period, pursuant to the Aggregate Plans shall not, in aggregate, exceed 5% of the total number of Outstanding Common Shares.
For the purposes of this Section 7.3, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

7.4	No Certificates. No certificates shall be issued with respect to Awards. All records relating to the Awards shall be maintained in the Company’s electronic compensation plan system.
Article 8.
OPTIONS

8.1
Exercise Price. The Exercise Price per Common Share under each Option shall not be less than the greater of the Market Price of the Common Shares at the time of grant and the Closing Price of the Common Shares at the time of grant. Notwithstanding anything else contained herein, in no case will the Exercise Price per Common Share under each Option be less than the minimum prescribed by any Stock Exchange at the time of grant.

8.2
Term of Options. Subject to Article 11 and Section 13.1, the Expiry Date for each Option will be the date determined by the Board and specified in the notice of award pursuant to which such Option is granted (the “Option Expiry Date”), provided that such date may not be later than the earlier of: (i) the date which is the seventh (7th) anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange.

8.3
Vesting and Other Restrictions. Subject to the terms and conditions of this Plan, the Board shall, in its sole discretion, determine the Vesting Dates and the proportion of Options to vest on each such Vesting Date applicable to each award of Options at the time of such award. Unless otherwise specified herein or determined by the Board, Options granted to a Participant shall vest, as to one-third of the number of such Options, on each of the first, second and third anniversaries of the date of grant, subject to the Participant continuing to be an Eligible Person.

8.4
Exercise of Options. Each Option granted under this Plan may be exercised only by notice (“Notice of Exercise”) submitted to the Company through its electronic compensation plan system, or in such other form designated by the Company and signed by the Participant, or the legal representative or committee or attorney, as the case may be (the “Legal Representative”), of the Participant, and delivering to the Administrator full payment for an amount equal to the aggregate Exercise Price of the Common Shares being purchased. Such consideration may be paid in any combination of the following:

(a)	bank draft or certified cheque payable to the Company; or

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(b)	such other consideration as the Board may permit, consistent with applicable laws.
As soon as practicable after any exercise of an Option, the Company shall issue to the Participant the Common Shares in respect of which such Option is exercised.

8.5
Cashless Exercise. Notwithstanding any other provision of the Plan, unless otherwise determined by the Board, in its sole discretion, a Participant may elect “cashless” exercise in a Notice of Exercise. In such case, the Participant will not be required to deliver to the Company the bank draft or certified cheque referred to in Section 8.4(a). Instead, the number of Common Shares to be issued or otherwise provided to the Participant upon such election is the number obtained: by dividing (a) the difference between (i) the difference between the Cashless Exercise Sale Price and the Exercise Price, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price and (ii) all applicable fees incurred by the Company in connection with the cashless exercise, by (b) the Cashless Exercise Sale Price. Upon any such election, the Company may, instead of issuing or otherwise providing to the Participant the number of Common Shares calculated in accordance with the preceding sentence, pay the Participant by cheque the amount of money calculated in accordance with clause (a).

8.6
U.S. Provisions. Any adjustment to or amendment of an outstanding Option granted to a U.S. Participant (including, but not limited to, amendments or adjustments contemplated under Article 15 or Article 14 with respect to the exercise price and number of Common Shares subject to an Option, and adjustments with respect to extension of the term of an Option, and any other amendments or adjustments otherwise permitted pursuant to Section 5.1) will be made so as to comply with, and not create any adverse consequences under, Section 409A of the Code.

Article 9.
SHARE UNIT AWARDS
Restricted Share Unit Award

9.1
Vesting Provisions. The Board shall, in its sole discretion, determine the Vesting Dates and the proportion of Restricted Share Units to vest on each such Vesting Date applicable to each grant of Restricted Share Units at the time of such grant. Unless otherwise specified herein or determined by the Board, Restricted Share Units granted to a Participant shall vest, as to one-third of the number of such Restricted Share Units, on each of the first, second and third anniversaries of the date on which they were granted, subject to the Participant continuing to be an Eligible Person. Dividend equivalent Restricted Share Units awarded to Participants under Section 9.10 shall vest with the Restricted Share Units in respect of which they were credited to the Participant's Share Unit Account. Except where the context requires otherwise, the Restricted Share Units which have so vested shall be referred to herein as “Vested Restricted Share Units”.

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9.2
Vesting During Continued Eligibility. Subject to Article 11 and Article 15, Restricted Share Units granted to a Participant shall vest on the Vesting Dates, in accordance with the provisions of this Article 9, provided the Participant remains an Eligible Person on the applicable Vesting Date.

Performance Share Unit Award

9.3
Performance Period. The Board shall, in its sole discretion, determine the Performance Period applicable to each grant of Performance Share Units at the time of such grant. Unless otherwise specified by the Board, the Performance Period applicable to a grant of Performance Share Units shall be a period of 36 months commencing on the 1st of January and ending on December 31st.

9.4
Determination of Target Milestones. The Target Milestones for each Performance Period shall be determined by the Board, in its sole discretion, based on measurable performance criteria established by the Board in advance. Unless otherwise determined by the Board the Target Milestones for each Performance Share Unit shall be as set forth in Schedule “A”.

9.5
Vesting During Eligibility. Subject to Article 11 and Article 15, Performance Share Units granted to a Participant shall vest on the Vesting Date in accordance with this Article 9, provided the Participant remains an Eligible Person on the applicable Vesting Date.

9.6
Determination of Performance Percentage. The performance achievement of the Target Milestones for an applicable Performance Period shall be determined by assigning a percentage from 0 per cent to 200 per cent reflecting such performance (the “Performance Percentage”).

9.7
Vesting of Performance Share Units Based on Performance Percentage. Unless otherwise determined by the Board, and subject to Article 11, the number of Performance Share Units granted to the Participant which shall vest on the Vesting Date shall be calculated by multiplying (a) the aggregate number of such Performance Share Units by (b) the Performance Percentage. Except where the context requires otherwise, the Performance Share Units which have so vested shall be referred to herein as “Vested Performance Share Units”.

Share Unit Account

9.8
Share Unit Account. An account, to be known as a “Share Unit Account”, shall be maintained by the Company for each Participant and shall be credited with such Share Units that are granted to the Participant.

9.9
Cancellation of Share Units that Fail to Vest or Are Redeemed. Share Units that fail to vest or be redeemed in accordance with this Article 9 or Article 11 shall be cancelled and shall cease to be recorded in the Share Unit Account of the relevant Participant as of the date on which such Share Units are forfeited or redeemed, as the case may be, and the Participant will have no further right, title or interest in or to such Share Units.

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9.10
Dividends. Whenever cash dividends are paid on the Common Shares, additional Share Units will be credited to a Participant's Share Unit Account in accordance with this Section 9.10. The number of such additional Restricted Share Units and/or Performance Share Units, as the case may be, to be so credited will be calculated by dividing (a) the cash dividends that would have been paid to such Participant if the Share Units recorded in the Participant's Share Unit Account as at the record date for the dividend had been Common Shares by (b) the Closing Price on the Trading Day immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of Share Units. The additional Share Units granted to a Participant shall be subject to the same terms and conditions, including vesting and settlement terms, as the corresponding Restricted Share Units or Performance Share Units, as the case may be. No fractional Share Units will thereby be created.

Expiry and Redemption of Share Units

9.11
Term of Share Units. Subject to Article 11 and Section 13.2, the Expiry Date for each Share Unit will be the date determined by the Board and specified in the notice of award pursuant to which such Share Unit is granted (the “Share Unit Expiry Date”), provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the date on which such Share Unit is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange.

9.12	Elected Redemption Date Notice. Participants shall elect, by submitting a Redemption Notice, an Elected Redemption Date for Share Units as follows:

(a)
Participants that are not U.S. Participants may elect at any time to redeem Vested Share Units on any date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date; and

(b)
U.S. Participants may irrevocably elect to have Vested Share Units redeemed on a fixed date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date provided that such election must be irrevocably made prior to the earlier of: (i) receipt by the U.S. Participant of each award of Share Units; and (ii) the first day of the taxable year of the U.S. Participant in which the Performance Period, or other period over which the awards is to be earned and vests, begins. For this purpose a “fixed date” may include any permissible payment event under Section 409A of the Code, for example, Separation from Service or a Change of Control (if also a change of control for purposes of Section 409A of the Code).

If a Participant who is not a U.S. Participant does not elect an Elected Redemption Date in respect of an award of Share Units in accordance with Section 9.12(a), the Share Units shall be redeemed on the Expiry Date in accordance with Section 9.13. If a U.S. Participant does not timely elect an Elected Redemption Date in respect of an award of Share Units in accordance with Section 9.12(b), the Vesting Date shall be deemed to be the Elected Redemption Date and the Share Units shall be redeemed in accordance with Section 9.13.

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9.13
Redemption of Share Units. The Company shall redeem the Vested Share Units elected to be redeemed by the Participant on the earlier of (i) within fifteen Business Days of the Elected Redemption Date and (ii) the date set out in Article 11 or Section 12.1, if applicable, by, subject to Section 10.5, at the election of the Participant in the Redemption Notice, issuing to the Participant the number of Common Shares equal to the number of Vested Share Units elected to be redeemed. If the Participant does not elect in the Redemption Notice to have the Vested Share Units redeemed by the issuance of Common Shares then, at the Board’s sole discretion, the Vested Share Units shall be redeemed on the earlier of (i) within fifteen Business Days of the Elected Redemption Date and (ii) the date set out in Article 11 or Section 12.1, if applicable, by, subject to Section 10.5: (i) issuing to the Participant the number of Common Shares equal to the number of Vested Share Units elected to be redeemed; (ii) paying the Participant a cash amount equal to the Market Price of such Vested Share Units on the Redemption Date; or (iii) purchasing on the open market the number of Common Shares equal to the number of Vested Share Units to be redeemed for delivery to the Participant. Notwithstanding the foregoing or any other provision in the Plan, if Share Units held by a U.S. Participant will be redeemed as a result of the U.S. Participant’s Separation from Service, and such U.S. Participant is a Specified Employee as defined under Section 409A of the Code and applicable regulations at the time of such Separation from Service, the redemption of Share Units that are subject to Section 409A of the Code will be delayed until a date that is six months and one day following the date of the Separation from Service.

Article 10.
GENERAL TERMS OF AWARDS

10.1	Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Board and required by applicable law.

10.2
Notice of Award. The Company shall provide the applicable Eligible Person with a notice of an Award promptly after it is granted. If required by the Company, the Eligible Person may be required to return an acknowledgement of such Award in such form as required by the Company.

10.3
Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted alone, in addition to, or in tandem with, any other Award or any award granted under any plan of the Company or any Affiliate of the Company. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate of the Company may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

10.4
Forms of Payment under Awards. Subject to the terms of this Plan, payments or transfers to be made by the Company or an Affiliate of the Company upon the grant, exercise or payment of an Award may be made in such form or forms as the Board shall determine (including, without limitation, cash in any currency that is accepted as legal tender in the countries in which the Company operates, Common Shares, promissory notes, other securities, other Awards or other property, or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Board. Such rules and procedures may include, without

17

limitation, provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments. Notwithstanding the foregoing, the settlement/pay out with respect to Share Units of U.S. Participants will not be accelerated or delayed unless such acceleration or delay is permitted under applicable U.S. tax principles, including, but not limited to, Section 409A of the Code to the extent it is applicable.

10.5
Withholding Tax. The Company or an Affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or an Affiliate of the Company, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan or the grant of any Options or Share Units or any issuance of Common Shares in relation thereto. Without limiting the generality of the foregoing, the Company may, at its discretion:

(a)
deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the Participant, whether or not related to this Plan, upon the exercise of any Options, the redemption of any Share Units or the issuance or transfer of any Common Shares in relation to this Plan;

(b)
require the Participant to make a cash payment to the Company equal to the amount required to be remitted, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or

(c)
sell, or engage a broker to sell, on behalf of the Participant, that number of Common Shares to be issued or transferred upon the exercise of Options or redemption of Share Units such that the amount withheld by the Company from the proceeds (net of selling costs) of such sale will be sufficient to satisfy any taxes required to be remitted by the Company for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant pursuant to this Plan may be made conditional upon the Participant (or other Person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment in a timely manner of all taxes required to be remitted for the account of the Participant.
Each Participant or his or her Legal Representative, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with the Plan (including any taxes and penalties under section 409A of the Code or any applicable law), and neither the Company nor any Affiliate of the Company shall have any obligation to indemnify or otherwise hold such Participant or the Participant's Legal Representative harmless from any or all of such taxes or penalties.

10.6
Restrictions, Stock Exchange Listing. All Common Shares or other securities delivered under this Plan pursuant to any Award or the exercise thereof shall be subject to any restrictions or repurchase rights as the Board may deem advisable under this Plan, applicable securities

18

laws and regulatory requirements, including the requirements of any Stock Exchange, and applicable Canadian corporate laws, and the Board may direct appropriate restrictions or repurchase rights and cause legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions or repurchase rights, as applicable. If the Common Shares or other securities are traded a Stock Exchange or Stock Exchanges, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such Stock Exchange(s).

10.7
Provisions Relating to Common Share Issuances. Each notice of award will contain such provisions, as in the opinion of the Board, are required to ensure that no Common Shares are issued on the exercise or redemption of an Award, as applicable, unless the Board is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange. In particular, if required by any regulatory authority to which the Company is subject, including any Stock Exchange, a notice of award may provide that shareholder approval to the grant of an Award must be obtained prior to the exercise or redemption of the Award, as applicable, or to the amendment of the notice of award.

10.8
Compliance with Section 409A. It is intended that Share Units either will be exempt from Section 409A of the Code, or will comply with the requirements of Section 409A of the Code and the provisions of this Plan and related notice of awards will be construed and administered accordingly.

10.9
Change in Status. A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

10.10	Non-Transferability of Awards. Awards are not transferable or assignable. Awards may only be exercised by the Participant or in the event of:

(a)	the death of the Participant (or, in the case of a Service Provider, the death of the principal in respect of such Service Provider); or

(b)
the appointment of a committee or duly appointed attorney of the Participant on the grounds that the Participant is incapable, by reason of physical or mental infirmity, of managing their affairs (or, in the case of a Service Provider, the appointment of a committee or duly appointed attorney of the principal in respect of such Service Provider), by the Participant’s Legal Representative.

10.11	No Interest. For greater certainty, no interest shall be payable to Participants in respect of any amount payable under this Plan.

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10.12
Conditions. Notwithstanding any of the provisions contained in this Plan or in any notice of award, the Company’s obligation to issue Common Shares to a Participant pursuant to the exercise of an Option, redemption of any Share Units or the granting of any Award will be subject to, if applicable:

(a)
completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b)
the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

Article 11.
CEASING TO BE AN ELIGIBLE PERSON

11.1
Ceasing to be an Eligible Person. If a Participant ceases to be an Eligible Person, and if the Participant is a U.S. Participant he or she experiences a Separation from Service, for any reason other than as set out in Sections 11.2 to 11.5 including, without limitation, as a result of such Participant’s resignation (other than in circumstances described in Article 15) then:

(a)
only the portion of the Option that is vested and exercisable as of the Termination Date may be exercised by the Participant. Any such exercise must be during the period ending on the earlier of (i) thirty (30) days after the Termination Date and (ii) the Option Expiry Date, after which period the Option will expire. For greater certainty, any portion of the Option that is unvested as of the Termination Date shall terminate on the Termination Date;

(b)
all Vested Share Units shall be redeemed immediately in accordance with Section 9.13 and all unvested Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Share Units.

11.2
Termination for Cause. If a Participant is terminated for Cause or a Participant’s contract as a Service Provider is terminated by the Company or a Related Entity of the Company before its normal termination date for Cause, including where a Participant resigns from their employment or terminates their contract as a Service Provider after being requested to do so by the Company or a Related Entity of the Company, as an alternative to being terminated for Cause, and as a result the Participant ceases to be an Eligible Person:

(a)	then all Options held by such Participant (including those Options that have vested) shall terminate on the Termination Date;

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(b)
all Vested Share Units and unvested Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such Share Units.

11.3
Termination without Cause. If a Participant ceases to be an Eligible Person, and if the Participant is a U.S. Participant he or she experiences a Separation from Service, as the result of such Participant being terminated as an Employee or Service Provider (prior to the expiry of their term of engagement) without Cause (other than in circumstances described in Article 15):

(a)	such portion of the Participant’s unvested Options shall vest immediately prior to the Participant’s Termination Date, as determined by the formula (A*(B/C)) - D where:

(i)	A is the total number of Options (vested and unvested) that were granted on the same date pursuant to the same notice of award as the unvested Options (the “Applicable Options”);

(ii)	B is the number of completed months from the first day the unvested Options were granted to the Termination Date;

(iii)	C is the number of months from the date of grant of the Applicable Options to the latest Vesting Date of the Applicable Options as approved by the Board; and

(iv)	D is the total number of vested Applicable Options.
The Expiry Date of all vested Options shall be the earlier of (i) ninety (90) days after the Termination Date and (ii) the Option Expiry Date. For greater certainty, any portion of the Option that is unvested on the Termination Date shall terminate on the Termination Date;

(b)	such portion of the Participant’s unvested Restricted Share Units shall vest immediately prior to the Participant’s Termination Date, as determined by the formula (A*(B/C)) - D where:

(i)
A is the total number of Restricted Share Units (vested and unvested) that were granted on the same date pursuant to the same notice of award as the unvested Restricted Share Units plus all and related dividend equivalent Restricted Share Units (vested and unvested) (the “Applicable Restricted Share Units”);

(ii)	B is the number of completed months from the first day the unvested Restricted Share Units were granted to the Termination Date;

(iii)	C is the number of months from the date of grant of the Applicable Restricted Share Units to the latest Vesting Date of the Applicable Restricted Share Units as approved by the Board; and

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(iv)	D is the total number of vested Applicable Restricted Share Units.
All Vested Restricted Share Units shall be redeemed immediately in accordance with Section 9.13 and all unvested Restricted Share Units on the Termination Date shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Restricted Share Units;

(c)
a pro rata portion of the Participant’s unvested Performance Share Units shall vest in accordance with their terms, based on the product of (i) the product of (y) the number of completed months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period and (z) the number of unvested Performance Share Units and (ii) the Performance Percentage. The Performance Percentage shall be determined at the end of the Performance Period using the same factors as if the Participant had remained an Eligible Person until the scheduled vesting date for the Performance Share Units. All Vested Performance Share Units shall be redeemed immediately after the last day of the Performance Period pursuant to Section 9.13 and all unvested Performance Share Units on the Termination Date that will not be vested in accordance with this Section 11.3(c) shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant on the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Performance Share Units.

11.4
Death. If a Participant ceases to be an Eligible Person as a result of the Participant’s death or if a Participant’s contract as a Service Provider is frustrated before its normal termination date due to death, then:

(a)
all unvested Options will immediately vest on the Termination Date and the vested Options will continue to be exercisable pursuant to Section 8.2 after the death of the Participant (or, in the case of a Service Provider that is not an individual, the death of the principal which results in the frustration of the Service Provider’s contract). The exercise of all vested Options that were granted to the Participant must be effected by a Legal Representative of the Participant’s estate (or, in the case of a Service Provider that is not an individual, the Legal Representative of the principal in respect of such Service Provider) or by a Person who acquires the Participant’s rights under the Options by bequest or inheritance, and such Options will expire on the earlier of (i) twelve (12) months after the Termination Date and (ii) the Option Expiry Date;

(b)
all unvested Share Units granted to the Participant shall vest on the Termination Date and the Termination Date shall be the Vesting Date and all Vested Share Units shall be redeemed immediately pursuant to Section 9.13. The Performance Percentage for each Vested Performance Share Unit shall be 100.

11.5
Retirement of Non U.S. Participants/Disability. If a Participant who is not a U.S. Participant ceases to be an Eligible Person as a result of a Disability or Retirement or if such a Participant’s contract as a Service Provider is frustrated before its normal termination date due to a Disability or if a U.S. Participant experiences a Disability then:

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(a)
all unvested Options shall continue to vest pursuant to their original terms for a period of three years from the Termination Date. The Expiry Date for all Vested Options, including those Options that vest pursuant to the terms of this Section 11.5(a), shall be the period ending on the earlier of (i) three years after the Termination Date and (ii) the Option Expiry Date, after which period the Options will expire;

(b)
all unvested Share Units shall continue to vest pursuant to their original terms for a period of three years from the Termination Date. The Expiry Date for all Vested Share Units shall be the earlier of (i) three years after the Termination Date or in the case of a U.S. Participant three years after the Disability or Separation from Service and (ii) the Share Unit Expiry Date. The Performance Percentage for Performance Share Units that vest pursuant to this Section 11.5(b) shall be determined on the same basis as if the Participant continued to be an Eligible Person.

11.6	Retirement of U.S. Participants. If a U.S. Participant experiences a Separation from Service, as a result of the U.S. Participant’s Retirement prior to the Vesting Date of any:

(a)
Options awarded to the U.S. Participant, the Board shall determine whether, in respect of each grant of Options, the Options, or any portion thereof, granted to such U.S. Participant shall vest on the Termination Date and in such case the Termination Date shall be the Vesting Date; and

(b)
unvested Share Units awarded to the U.S. Participant, the Board shall have the discretion to determine that, in respect of each grant of such Share Units, the Share Units, or a portion thereof, granted to such U.S. Participant shall vest on the Termination Date and in such case the Termination Date shall be the Vesting Date. If the Board determines that any Performance Share Units should vest on the Termination Date then the Board shall determine the Performance Percentage to be applied based on factors determined by the Board in its discretion, including the objective measure of performance toward achievement of the Target Milestones through to the Termination Date and such other factors as the Board determines appropriate in the circumstances. All Vested Restricted Share Units and Restricted Share Units that become vested pursuant to this Section 11.6(b) shall be redeemed immediately in accordance with Section 9.13 and any unvested Restricted Share Units that do not become vested pursuant to this Section 11.6(b) shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant U.S. Participant as of the Termination Date, and the U.S. Participant will have no further right, title or interest in or to such unvested Restricted Share Units; and (ii) all Vested Performance Share Units and Performance Share Units that become vested pursuant to this Section 11.6(b) shall be redeemed immediately after the last day of the Performance Period in accordance with Section 9.13 and any unvested Performance Share Units that do not become vested pursuant to this Section 11.6(b) shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant U.S. Participant as of the Termination Date, and the U.S. Participant will have no further right, title or interest in or to such unvested Performance Share Units

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Article 12.
CHANGE OF CONTROL

12.1
Change of Control. For purposes of this Section 12.1, with respect to Share Units of U.S. Participants, Change of Control shall mean the events and circumstances described in the Change of Control definition set forth in Section 2.1(m), provided that such event or circumstance also is a “change of control event” within the meaning of Section 409A of the Code. Subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange, and notwithstanding any other provision of this Plan, in the event of a Change of Control, the following provisions shall apply:

(a)
in the event of a transaction that would result in a Change of Control the Board may, in its sole discretion, immediately vest all unvested Awards, provided that with respect to Awards granted to U.S. Participants such acceleration of vesting will not change the time of redemption/payment with respect to Share Units that are subject to Section 409A of the Code, except to the extent permitted under Section 409A. If the Board vests any Performance Share Units pursuant to this Section 12.1(a) then, the Performance Percentage for such Vested Performance Share Units shall be between 100 per cent and 200 per cent, as determined by the Board, in its sole discretion; and

(b)
in the event of a Change of Control and the termination of an Employee or Service Provider’s engagement within 12 months after the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

(i)
all unvested Options held by such Participant shall immediately vest on the Termination Date and the Expiry Date of all Vested Options held by the Participant shall be the earlier of (i) twelve months after the Termination Date and (ii) the Option Expiry Date;

(ii)
all unvested Restricted Share Units held by such Participant shall immediately be deemed to be Vested Restricted Share Units as of the Termination Date, which, for the purposes of this Section 12.1(b)(ii), shall be deemed to be the Vesting Date, and the Company shall immediately redeem such Vested Restricted Share Units for, at the election of the Participant, (i) Common Shares issued from treasury, (ii) Common Shares purchased on the open market or (iii) a cash amount equal to the Market Price of such Vested Restricted Share Units as of the Termination Date; and

24

(iii)
all unvested Performance Share Units held by such Participant shall immediately be deemed to be Vested Performance Share Units as of the Termination Date, which, for the purposes of this Section 12.1(b)(iii), shall be deemed to be the Vesting Date, based on an assumed Performance Percentage of (a) 100 per cent or (b) at the Board’s discretion, between 100 per cent and 200 per cent and the Company shall immediately redeem such Vested Performance Share Units for, at the election of the Participant, (i) Common Shares issued from treasury, (ii) Common Shares purchased on the open market or (iii) a cash amount equal to the Market Price of such Vested Performance Share Units as of the Termination Date;

Notwithstanding the foregoing provisions of this Article 15, the Board may, in its sole discretion, make such determinations as it considers appropriate in the circumstances upon a Change of Control to ensure the fair treatment of Participants in such circumstances in light of the objectives of this Plan, including, without limitation, with respect to the vesting periods and Performance Percentages applicable to any Share Units, the amounts to be paid to Participants on the redemption of any Share Units and/or the termination of this Plan (and, for greater certainty, such determinations may result in different vesting, redemption or payment terms than would result from the operation of Sections 12.1(a) and (b) without such determinations).

12.2
Change of Control – Exercise to Participate in Transaction. Notwithstanding Section 12.1, the Board may, in its sole discretion, allow a Participant to exercise an Option or redeem a Share Unit that has not otherwise vested for Common Shares, and

(a)
if a “take-over bid” (within the meaning of applicable securities legislation) made by any Person for the voting securities of the Company would, if successful, result in a Change of Control, then the Participant may exercise such Option or redeem such Share Unit for Common Shares during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date solely for the purpose of depositing the Common Shares related to such Option or Share Unit pursuant to the take-over bid, and

(b)
if any other transaction or series of transactions is contemplated, which would, if successful, result in a Change of Control, then the Participant may exercise their Option or redeem their Share Unit for Common Shares during such period as is determined by the Board to be reasonable in the circumstances solely for the purpose of participating in the transaction or series of transactions;

provided that if such Change of Control does not occur then the Participant shall promptly return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Option or Share Unit respecting such Common Shares shall be deemed not to have been exercised or redeemed, as applicable, the Common Shares shall be deemed not to have been issued and in the case of an Option, the Company shall refund to the Participant the aggregate Exercise Price for the Common Shares (unless the Participant elected cashless exercise).

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Article 13.
BLACKOUT EXTENSIONS

13.1
Options. Where the Expiry Date for an Option occurs during or within nine (9) Business Days following the end of a Blackout Period, the Expiry Date for such Option automatically shall be extended to the date which is ten (10) Business Days following the end of such Blackout Period.

13.2
Share Units. If the Redemption Date for a Vested Share Unit occurs during or within nine (9) Business Days following the end of a Blackout Period, then, notwithstanding any other provision of this Plan, the Vested Share Unit shall instead be redeemed on, and “Redemption Date” shall mean the date which is ten (10) Business Days after the date on which the Blackout Period ends. In such case, the Company shall redeem all such Vested Share Units in accordance with Section 9.13 as of the Redemption Date, determined in accordance with this Section 13.2, except that if the Vested Share Units are to be redeemed for cash pursuant to Section 9.13(ii) the definition of Market Price shall be amended so that it is calculated based on the volume weighted average trading price of the Common Shares from and including the Trading Day immediately following the end of the Blackout Period up to and including the Trading Day immediately preceding the Redemption Date. Notwithstanding the foregoing, with respect to Share Units of U.S. Participants this Section 13.2 shall not operate to establish a Redemption Date later than December 31st of the calendar year in which the Redemption Date, as determined without reference to this Section 13.2, occurs.

Article 14.
ADJUSTMENTS

14.1
Adjustments. Adjustments will be made at the discretion of the Board to (x) the Exercise Price of an Option, (y) the number of Common Shares or other securities issuable to a Participant upon exercise or redemption of an Award and/or (z) the maximum number of Common Shares that, pursuant to Sections 6.1 and 6.2, may at any time be reserved for issuance pursuant to Awards granted under this Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

(a)
upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares, or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the Exercise Price will be adjusted accordingly and the Company will deliver, upon exercise of an Option, in addition to or in lieu of the number of Common Shares in respect of which the right to purchase is being exercised, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b)
upon (i) a capital reorganization, reclassification or change of the Common Shares, or (ii) if the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another company or entity or for other consideration, whether through an arrangement,

26

amalgamation or other similar procedure or otherwise, then on each exercise of the Option which occurs following such events, for each Common Share for which the Option is exercised, the Participant shall instead receive the number and kind of shares or other securities of the Company or other company or other consideration into which such Common Shares would have been changed or for which such Common Shares would have been exchanged if it had been outstanding on the date of such event;

(c)
upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another Person) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness, or (iv) cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets, the Exercise Price will be adjusted accordingly but no adjustment will be made to the number of Common Shares to be delivered upon exercise of an Option;

(d)
adjustments to the Exercise Price of an Option will be rounded up to the nearest one cent and adjustments to the number of Common Shares delivered to a Participant upon exercise of an Option and the maximum number of Common Shares that, pursuant to Section 6.1, may at any time be reserved for issuance pursuant to Awards granted under this Plan will be rounded down to the nearest whole Common Share; and

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section 14.1 are cumulative.
Appropriate adjustments that are substantially similar in effect to the foregoing will be made at the discretion of the Board in respect of Share Units in the foregoing events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances.

14.2
Cancellation. The Board may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per Common Share received or to be received by other shareholders of the Company in such event, provided that with respect to Awards to U.S. Participants, such cancellation and payout will be in a manner that does not violate Section 409A of the Code, to the extent it is applicable.

14.3
No Limitation. The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

14.4
No Fractional Shares. No adjustment or substitution provided for in this Article 14 will require the Company to issue a fractional Common Share or any other security in respect of any Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

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Article 15.
SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

15.1	Suspension, Amendment or Termination of Plan. The Board will have the right, at any time, to suspend or terminate this Plan and, subject to Section 15.2, may:

(a)	only to the extent approved by the shareholders of the Company, by ordinary resolution, make any amendment to any Award or this Plan that would:

(i)	increase the number of Common Shares, or rolling maximum, reserved for issuance under this Plan as set out in Section 6.1,

(ii)	increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of full-value awards as set out in Section 6.2,

(iii)	reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option,

(iv)	extend the term of an Award beyond its original expiry time,

(v)	permit an Award to be transferable or assignable to any Person other than in accordance with Section 10.10,

(vi)	expand the scope of persons eligible to participate in the Plan to include non-employee directors, or

(vii)	amend this Article 15, or

(b)
approve all amendments to the Plan or Awards granted under the Plan, other than those amendments specified in Section 15.1(a), in its discretion without the prior approval of shareholders of the Company. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

(i)	amendments of a clerical nature, including, but not limited, to the correction of grammatical or typographical errors or clarification of terms,

(ii)	amendments that are necessary for Awards to qualify for favourable treatment under applicable tax laws,

(iii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including any Stock Exchange,

(iv)	amendments to any vesting provisions of an Award,

(v)	amendments to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award,

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(vi)	amendments which increase the Exercise Price of an Option,

(vii)	amendments to the Target Milestones,

(viii)	amendments to the Performance Periods,

(ix)	amendments to expand the scope of persons eligible to participate in the Plan other than to non-employee directors,

(x)	amendments regarding the administration of the Plan, and

(xi)	amendments necessary to suspend or terminate the Plan.
Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange, shall be complied with and obtained in connection with any such suspension, termination or amendment to this Plan or amendments to any notice of award. Notwithstanding the foregoing and any other provision in the Plan, with respect to Share Units of U.S. Participants, any action to modify, amend or terminate such Share Units or the Plan will be undertaken in a manner that complies with Section 409A of the Code, to the extent it is applicable, and to the extent required to avoid adverse tax treatment.

15.2
Limitations. In exercising its rights pursuant to Section 15.1, the Board will not have the right to affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (a) with the consent of such Participant; (b) as permitted pursuant to Article 14; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any Stock Exchange).

15.3
Powers of the Board Survive Termination. The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Awards have been exercised, redeemed in full, forfeited or have otherwise expired.

Article 16.
GENERAL

16.1
No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award.

16.2
Agreement. The Company and every Award awarded hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Award granted hereunder, the Participant expressly agrees with the Company to be bound by the terms and conditions of the Plan.

16.3
No Effect on Employment. Nothing in this Plan or any notice of award will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates, or affect in any way the right of the Company or its Affiliates, to terminate their

29

employment or engagement at any time or terminate their consulting contract, nor will anything in this Plan or any notice of award be deemed or construed to constitute an agreement or an expression of intent, on the part of the Company or its Affiliates to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates, or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any employment, engagement or consulting agreement with the Company or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of this Plan.

16.4
No Obligation to Fund or Secure. Unless otherwise determined by the Board, the Plan, including any right of a Participant hereunder, shall remain an unfunded and unsecured obligation of the Company and any applicable Affiliates of the Company. Neither the establishment of the Plan nor the grant of Awards (or any action taken in connection therewith) shall be deemed to create a trust.

16.5	Administration Costs. The Company will be responsible for all costs relating to the administration of the Plan.

16.6
No Salary Deferral Arrangement. Notwithstanding any other provision of the Plan, it is intended that the Plan and the Awards granted thereunder not be considered “salary deferral arrangements” under the Income Tax Act (Canada) and the Plan shall be administered in accordance with such intention. Without limiting the generality of the foregoing, the Board may make such amendments to the terms of outstanding Awards (including, without limitation, changing the Vesting Dates, Expiry Dates and Redemption Dates thereof) as may be necessary or desirable, in the sole discretion of the Board, so that the Plan and the Awards outstanding thereunder are not considered “salary deferral arrangements”.

16.7
No Fettering of Directors’ Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

16.8
Prior Plans. All options, restricted share units and performance share units granted by the Company prior to the Effective Date shall continue to be governed by the terms of the plans under which such options, restricted share units and performance share units were granted (the “Prior Grants”). For greater certainty, all Common Shares issuable pursuant to the terms of the Prior Grants shall be included when calculating the aggregate number of Common Shares that may be issuable pursuant to Section 6.1.

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16.9
Applicable Law. The Plan and any notice of award granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Any actions, proceedings or claims in any way relating to the Plan shall be commenced in the courts of the Province of British Columbia and the courts of the Province of British Columbia will have the exclusive jurisdiction to entertain any such action, proceeding or claim. The Company, each Participant and his or her Legal Representative, if applicable, hereby attorn to the jurisdiction of the courts of the Province of British Columbia.

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SCHEDULE “A”
SILVER STANDARD RESOURCES INC. 2017 SHARE COMPENSATION PLAN
TARGET MILESTONES FOR PERFORMANCE SHARE UNITS
Target Milestone
The Target Milestone for Performance Share Units granted shall be based on the total shareholder return (“TSR”) of the Company over the Performance Period compared with the TSR of a peer group of companies approved by the Committee (the “Comparator Companies”) over the same time period.
Performance Percentage
The Performance Percentage shall be determined as follows:

a)
for achievement of the Company’s TSR above the 50th percentile and up to the 100th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will range from 101% to 200% calculated on a linear basis;

b)	if the Company’s TSR is equal to the 50th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will be 100%;

c)
for achievement of the Company’s TSR above the 33rd percentile but less than the 50th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will range from 51% to 75% calculated on a linear basis;

d)	if the Company’s TSR is equal to the 33rd percentile as compared to the TSR of the Comparator Companies, the Performance Percentage will be 50%; or

e)	if the Company’s TSR is less than the 33rd percentile as compared to the TSR of the Comparator Companies, 0%.

Performance level (relative TSR)	Payout (% of grant vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil

SCHEDULE “D”
BOARD OF DIRECTORS CHARTER
(revised November, 2016)

A.	PURPOSE
The Board of Directors (the “Board”) has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board’s fundamental objectives are to enhance and preserve long‑term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the organization.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION
The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
Directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (“Securities Laws”). The majority of the directors and the Chair shall be independent as determined by Applicable Laws.
Each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a director is not elected by at least a majority (50% +1 vote) of the votes cast with respect to his or her election such director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders’ meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.
The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent directors shall meet, without members of management, at each regularly scheduled meeting. The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

C.	OUTSIDE CONSULTANTS OR ADVISORS
At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant’s or advisor’s fees and other retention terms.

D.	DUTIES AND RESPONSIBILITIES
The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.	Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)	The Board has the statutory responsibility to:

(i)	supervise the management of the business and affairs of the Company;

(ii)	act honestly and in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)
act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company’s constating documents, Securities Laws and other applicable laws and regulations (collectively “Applicable Laws”).

2.	Independence
The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3.	Strategy Determination
The Board has the responsibility to:

(a)
participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e)	approve material divestitures and acquisitions;

(f)	monitor the Company’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.	Financial and Corporate Issues
The Board has the responsibility:

(a)
to take reasonable steps to ensure the integrity and effectiveness of the Company’s internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal controls and management information systems;

(b)	to review operating and financial performance relative to budgets and objectives;

(c)
to approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;

(d)	to approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;

(e)
upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, to appoint the external auditors for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit and interim review services; and

(f)	to approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.

5.	Managing Risk
The Board has the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long‑term viability of the Company.

6.	Appointment, Training and Monitoring Senior Management
The Board has the responsibility:

(a)
to appoint the CEO, to monitor and assess CEO performance against corporate and personal goals and objectives, to determine compensation for the CEO, considering the recommendations of the Compensation Committee, and to provide advice and counsel in the execution of the CEO’s duties;

(b)	to approve certain decisions relating to senior officers, including:

(i)	the appointment and discharge of senior officers;

(ii)	compensation and benefits for senior officers;

(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

(iv)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;

(c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers;

(d)
to the extent possible, to satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.

7.	Policies, Procedures and Compliance
The Board has the responsibility:

(a)	to ensure that the Company operates at all times within Applicable Laws and to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(d)	to ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and

(e)	to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

8.	Governance
The Board has the responsibility:

(a)	to appoint Board committees and delegate to those committees any appropriate powers of the Board;

(b)
to review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making;

(c)	to develop the Company’s approach to corporate governance; and

(d)
to review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.

9.	Reporting and Communication
The Board has the responsibility:

(a)
to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)	to ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;

(d)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

(e)
to approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual financial statements and management, discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

(f)	to report to shareholders on its stewardship of the affairs of the Company for the preceding year.

E.	INDIVIDUAL DIRECTORS
Each Director (i) shall act honestly and in good faith in the best interests of the Company and its shareholders and (ii) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, each Director shall have the following responsibilities:

1.	Responsibilities of Corporate Stewardship
Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;

(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c)	provide constructive counsel to and oversight of management;

(d)	respect the confidentiality of information and matters pertaining to the Company;

(e)	maintain his or her independence, generally and as defined under Applicable Laws;

(f)	be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.

2.	Responsibilities of Integrity and Loyalty
Each Director has the responsibility to:

(a)	comply with the Company’s governance policies;

(b)	disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c)
disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.	Responsibilities of Diligence
Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

(b)
attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c)
as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.	Responsibilities of Effective Communication
Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;

(b)	encourage free and open discussion of the Company’s affairs by the Board;

(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d)	focus inquiries on issues related to strategy, policy, and results;

(e)
respect the CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;

(f)	communicate with the Chair and other Directors between meetings when appropriate;

(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h)	think, speak and act in a reasoned, independent manner.

5.	Responsibilities of Committee Work
Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b)	understand the process of committee work and the role of management and staff supporting the committee.

6.	Responsibilities of Knowledge Acquisition
Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;

(b)	participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;

(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d)	become acquainted with the senior officers and key management personnel; and

(e)	gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.

F.	BOARD CHAIR

1.	Appointment of Chair
The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Securities Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

2.	Outside Consultants or Advisors
The Chair, when he or she considers it necessary or desirable, may retain, at the Company’s expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.

3.	Duties
The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in Applicable Laws and in the Company’s constating documents. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by Applicable Laws and as set out in these terms of reference. In particular, the Chair shall:

(a)	organize the Board to function independently of management;

(b)	promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

(c)	ensure the Board has the opportunity to meet without members of management present on a regular basis;

(d)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(e)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

(f)	co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(g)	provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;

(h)	preside as chair of each meeting of the Board;

(i)	preside as chair of each meeting of the shareholders of the Company;

(j)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and

(k)
ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

G.	COMMITTEE CHAIRS

1.	Appointment
The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to Securities Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.

2.	Duties
The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a)	organize the Committee to function independently of management;

(b)	ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

(c)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(d)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

(e)	co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(f)	provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee’s mandate;

(g)	preside as chair of each meeting of the Committee; and

(h)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.